TRANSGLOBE ENERGY CORPORATION

Suite 2300, 250 - 5th Street S.W.

Calgary, Alberta T2P 0R4

Tel: (403) 264-9888

Website: www.trans-globe.com

NOTICE OF THE ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS

TO BE HELD MAY 13, 2020

TO THE HOLDERS OF COMMON SHARES

Notice is hereby given that the Annual General and Special Meeting (the "Meeting") of the holders of common shares ("Common Shares") of TransGlobe Energy Corporation ("TransGlobe" or the "Company") will be held on the 23rd Floor of Centennial Place West, 250 - 5th Street S.W., Calgary, Alberta, on Wednesday, May 13, 2020, at 9:00 a.m. (Calgary time), for the following purposes:

1.

to receive and consider the consolidated financial statements of the Company for the fiscal year ended December 31, 2019 and the Report of the Company's Independent Registered Public Accounting Firm thereon;

2.	to fix the number of Directors of the Company to be elected at the Meeting at seven;
3.	to elect the Directors of the Company for the ensuing year;
4.	to appoint Deloitte LLP as auditors of the Company and to authorize the Directors to fix their remuneration as such;
5.	to approve an advisory resolution to accept the Company's approach to executive compensation;
6.

to consider and, if deemed advisable, to approve an ordinary resolution confirming proposed amendments to, including the amendment and restatement of, By-Law Number 2 of the Company (the advance notice by-laws), as more particularly described in the accompanying management information circular of the Company dated March 27, 2020 (the “Information Circular”); and

7.	to transact such further and other business as may properly come before the Meeting.

The nature of the business to be transacted at the Meeting is described in further detail in the Information Circular.

The record date for the determination of shareholders entitled to receive notice of and to vote at the Meeting is March 27, 2020. Shareholders of the Company whose names have been entered in the register of shareholders at the close of business on that date will be entitled to receive notice of and to vote at the Meeting, provided that, to the extent a shareholder transfers the ownership of any of such shareholder's Common Shares after such date and the transferee of those Common Shares establishes that the transferee owns the Common Shares and requests, not later than 10 days before the Meeting, to be included in the list of shareholders eligible to vote at the Meeting, such transferee will be entitled to vote those Common Shares at the Meeting.

A shareholder may attend the Meeting in person or may be represented by proxy. Shareholders who are unable to attend the Meeting or any postponement or adjournment thereof in person are requested to date, sign and return the accompanying form of proxy for use at the Meeting or any postponement or adjournment thereof. To be effective, the enclosed proxy must be mailed so as to reach or be deposited with the Company's transfer agent and registrar, Computershare Trust Company of Canada ("Computershare"): (i) by mail using the enclosed return envelope or one addressed to Computershare Trust Company of Canada, 8th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1; (ii) by hand delivery to Computershare Trust Company of Canada, 8th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1; (iii) by phone at 1-866-732-VOTE (8683) ((312) 588-4290 outside of North America); (iv) through the internet at www.investorvote.com (detailed instructions are included with your proxy materials); or (v) scan the QR code on the proxy and follow the instructions in each case not later than forty-eight (48) hours (exclusive of Saturdays, Sundays and statutory holidays in the Province of Alberta) prior to the time of the Meeting or any postponement or adjournment thereof.

TransGlobe intends to hold the Meeting in person. However, in view of the current and rapidly evolving COVID-19 outbreak, the Company asks that, in considering whether to attend the Meeting in person, shareholders follow the instructions of the Public Health Agency of Canada (PHAC) (https://www.canada.ca/en/public-health/services/diseases/2019-novel-coronavirus-infection.html).  In light of the COVID-19 outbreak, the Company encourages shareholders to vote their proxies through the internet and not to attend the Meeting in person, particularly if they are experiencing any of the described COVID-19 symptoms of fever, cough or difficulty breathing. Access to the Meeting will, subject to the Company's by-laws, be limited to essential personnel and registered shareholders and proxyholders entitled to attend and vote at the Meeting. The Company may take additional precautionary measures in relation to the Meeting in response to further developments with the COVID-19 outbreak.  In the event it is not possible or advisable to hold the Meeting in person or a decision is made to change the date, time or location of the Meeting, the Company will announce, by press release, alternative arrangements for the Meeting as promptly as practicable, which may include holding the Meeting entirely by electronic means, telephone or other communication facilities. Such press release will disclose the details of any such electronic means, including how shareholders can remotely access, participate in, and vote at such Meeting, as applicable. Please monitor our website at www.trans-globe.com for updated information. If you are planning to attend the Meeting, please check the website one week prior to the date of the Meeting, and each day leading up to the Meeting. As always, the Company encourages shareholders to vote their Common Shares by proxy not later than forty-eight (48) hours (exclusive of Saturdays, Sundays and statutory holidays in the Province of Alberta) prior to the time of the Meeting or any postponement or adjournment thereof.

The instrument appointing a proxy shall be in writing and shall be executed by the shareholder or the shareholder's attorney authorized in writing or, if the shareholder is a corporation, under its corporate seal by an officer or attorney thereof duly authorized.

The persons named in the enclosed form of proxy are directors and/or officers of the Company and the Company’s legal counsel. Each shareholder has the right to appoint a proxyholder other than such persons, who need not be a shareholder, to attend and to act for such shareholder and on such shareholder's behalf at the Meeting. To exercise such right, the names of the nominees of management should be crossed out and the name of the shareholder's appointee should be legibly printed in the blank space provided.

In the event of a strike, lockout or other work stoppage involving postal employees, all documents required to be delivered by a shareholder of the Company should be delivered by facsimile to Computershare at 1-866-249-7775.

DATED at Calgary, Alberta this 27th day of March, 2020.

BY ORDER OF THE BOARD OF DIRECTORS

(signed) "Randy Neely"

President and Chief Executive Officer

CHAIRMAN'S LETTER TO SHAREHOLDERS

Fellow Shareholders:

During a challenging 2019, with global trade tensions and economic slowdown as well as climate factors increasing the need for change, TransGlobe undertook significant transition to help reinforce the Company’s return to profitability and focus on shareholder value while enhancing our view and actions around environmental, social and governance criteria. Our focus on creating shareholder value underpinned the reinstatement of the dividend and is one of the factors guiding our ambitions for the longer-term strategic direction.

Indicative of some of the Company transitions is the retirement of the founding Chief Executive Officer Ross Clarkson, and the subsequent appointment of Randy Neely as President and Chief Executive Officer effective January 1, 2019. Randy has been with TransGlobe for over seven years as Chief Financial Officer and President prior to taking the Chief Executive Officer role and will bring that experience to his new role heading the Company.

Ross’ vision for TransGlobe was set out over 20 years ago and he saw the Company persevere through multiple industry cycles, bringing us to the present. We all share our gratitude for his inspiration and leadership through that period. Subsequent to retirement, Mr. Clarkson continues with the Company as a Director.

Further changes in the executive leadership include Lloyd Herrick’s retirement as Chief Operating Officer on March 18, 2019 and, after a broad external search, the appointment of Mr. Geoff Probert as the new Chief Operating Officer simultaneously with Lloyd’s retirement.  Lloyd assumed the position of Executive Vice President during the transition with Geoff and Randy, and then retired from the Company on January 1, 2020.

Edward Ok continues in his role as Vice President, Finance and Chief Financial Officer, to which he was appointed at the beginning of 2018.

Additionally, 2019 included two new appointments to our Board of Directors.  The Company added Dr. Carol Bell to the Board, effective January 1, 2019. Dr. Bell is an experienced corporate director with over 35 years of experience in the natural resources sector and brings a wealth of energy and capital markets experience to the Board. Effective March 12, 2019, the Company welcomed Mr. Edward LaFehr to the Board. Mr. LaFehr’s extensive international experience with various major and independent companies, as well as his current executive perspective will be of great value to TransGlobe.

On March 20, 2020 Dr. Timothy Marchant was also appointed to the Board of Directors. Dr. Marchant has extensive international E&P experience with various small, medium and major E&P companies over his 30-plus year career, including living and working in Egypt, Kuwait, Abu Dhabi and Saudi Arabia.

On behalf of the all the Board members, we would like to thank Susan MacKenzie for her significant contributions to TransGlobe over the past six years, and wish her success in her future endeavours. While on the Board Ms. MacKenzie Chaired the CHR&G committee through significant changes to the Company's remuneration structure and significant Board succession as well as being a valuable committee member on the R&HSES committee. Ms. MacKenzie provided steady contributions to the Board through what were challenging times for the Company and industry in general.

In May of 2019, I was selected to take the Board Chair position, following Rob Jennings’ retirement.  Rob served TransGlobe for six years as Board Chair and set an expectation for excellence and support from which I certainly will benefit and learn. His commitment to the Company was unfaltering and we all thank him for his contribution as well as judgement during his tenure leading the Board. Further, I personally am grateful for his professionalism and support during our time together on the Board as well as during my transition to Board Chair.

In 2019 the TransGlobe Executives and Directors spent significant effort to not only to align the Company’s objectives, but also to design and implement a forward strategy for growth and shareholder value creation. The Company has implemented a long-term strategic direction with the impetus built from two primary objectives:  i) to grow funds flow; and ii) to grow net asset value. Each of these will be key measures for both development and brown-field opportunities, both internally and externally. A number of commercial opportunities were reviewed in 2019 and similar opportunities will continue to be a significant focus in 2020 to support these objectives.

The Board is committed to creating value for all shareholders and we regularly evaluate the merits of alternative approaches to enhancing share value including dividend payments (two $0.035/share payments in 2019), share buybacks as well as mergers and acquisitions.

The Company is in a strong financial position with current production averaging over 15,000 boepd; results achieved without an equity offering since January 2011. The Company continued to repay debt in 2019 decreasing total long-term debt to under $40 million by the end of the year and the Company had over $30 million in uncommitted cash on the balance sheet as of December 31, 2019.

The Company has developed a strong agenda supporting governance and social responsibility over the last number of years under the leadership and direction from the CHR&G and R&HSES Committees. The Company is committed to operating with the highest degree of governance and responsibility in all areas of corporate activity, including Environmental, Health and Safety. TransGlobe continues to put a substantial amount of effort into implementing best-in-class governance policies.

Importantly, the Company works hard to maintain a focus on the ‘human scale,’ and is actively involved in the communities where we operate. TransGlobe continues to fund a number of local employee-selected charities and infrastructure projects (such as local hospitals) to recognize employee achievements in HSE performance. In Canada, the Company contributes to our communities through the support of municipal libraries and community centres as well as by encouraging employee involvement in charitable organizations. Also, the Company supported our own staff’s participation in the recently formed Corporate Social Responsibility committee sponsored and organized by the Ministry of Petroleum in Egypt as part of their modernization program. We support and will work closely to advance sustainable CSR programs where the Company works and lives, as the impact of such efforts can stretch even further.

Despite the macro environmental headwinds facing the industry and, indeed, the world as a whole, the Company is well-positioned for the future thanks to a long-standing, conservative approach to the use of debt and active management of the Company’s capital and operational budgets.  In the face of the recent downturn in oil prices, the Company has already reacted to defer certain previously announced capital plans to later in the current year or, quite possibly, into future years, and has suspended its dividend to manage cash, until such a time that it is appropriate to reinstate. The Board of Directors will evaluate its decision on a semi-annual basis going forward.

In closing, I would like to personally thank all members of the TransGlobe team and the Board of Directors for their hard work and dedication to the Company. TransGlobe’s dedicated professionals have the capability to drive the Company forward with a balanced capital program, while working towards expanding its footprint in Egypt and simultaneously assessing other asset and corporate opportunities.

We are looking forward to the Annual General and Special Meeting of Shareholders to be held on May 13, 2020, at 9:00 AM (Calgary time) at the 23rd Floor, 250 5th Street S.W., Calgary, Alberta, Canada. Please read the material on TransGlobe‘s website and bring forward any suggestions and comments whereby we can improve our delivery of information.  I, and the Chair of our CHR&G Committee, Dr. Carol Bell, along with Randy Neely will seek to engage with as many major shareholders as possible in the coming weeks given the massive challenges faced by our industry over and above challenges shared by everybody to overcome the effects of COVID-19.

(signed) “David Cook”

David Cook

Chair

TRANSGLOBE ENERGY CORPORATION

MANAGEMENT INFORMATION CIRCULAR

For the Annual General and Special Meeting of Shareholders to be held on May 13, 2020

This management information circular ("Information Circular") is furnished in connection with the solicitation of proxies by management of TransGlobe Energy Corporation ("TransGlobe" or the "Company") for use at the annual general and special meeting (the "Meeting") of the holders ("Shareholders") of common shares ("Common Shares") of TransGlobe, to be held on the 23rd Floor of Centennial Place West, 250 - 5th Street S.W., Calgary, Alberta, on May 13, 2020 at 9:00 a.m. (Calgary time) for the purposes set forth in the accompanying Notice of Meeting.

This Information Circular is dated March 27, 2020. Unless otherwise stated, the information contained in this Information Circular is given as at March 27, 2020.

No person has been authorized by the Company to give any information or make any representations in connection with the transactions herein described other than those contained in this Information Circular and, if given or made, any such information or representation must not be relied upon as having been authorized by the Company.

Although the Common Shares are registered with the U.S. Securities and Exchange Commission (the "SEC") under the U.S. Securities Exchange Act of 1934, as amended (the "1934 Act"), and the issued and outstanding Common Shares are listed and posted for trading on the OMX Global Select Market of the National Association of Securities Dealers' Automated Quotation ("NASDAQ") system, the Company is a "foreign private issuer" as defined in SEC Rule 3b-4, and is therefore exempt from the SEC's proxy access, formatting and filing requirements. The Common Shares are also listed on the AIM market operated by the London Stock Exchange plc (the "AIM"). Beneficial holders who hold their Common Shares through the depositary, ("Depositary Interests"), Computershare Investor Services plc (the "Depositary") should refer to Advice to Beneficial Shareholders set forth herein.

This Information Circular complies with the Canadian requirements for management information circulars.

These securityholder materials are being sent to both registered and non-registered owners of Common Shares and holders of Depositary Interests. If you are a non-registered owner of Common Shares, and the Company or its agent has sent these materials directly to you, your name and address and information about your holdings of securities have been obtained in accordance with applicable securities requirements from the intermediary holding on your behalf.

Certain information set forth in this document, including management of the Company's assessment of the Company's future plans, and compensation practices, contains forward-looking statements that involve substantial known and unknown risks and uncertainties.  The use of any of the words "plan", "expect", "intend", "believe" or other similar words, or statements that certain events or conditions "may" or "will" occur are intended to identify forward-looking statements.  These statements are only predictions and actual events or results may differ materially. Although management believes that the expectations reflected in the forward-looking statements are reasonable, it cannot guarantee future results, performance or achievement since such expectations are inherently subject to significant uncertainties and contingencies. Many factors could cause TransGlobe's actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, TransGlobe. In particular, forward-looking statements included in this document include, but are not limited to, statements with respect to the Company's strategy, focus, objectives and plans for its business and operations, the Company's plans in respect of future payments of dividends, the focus of the Company's compensation objectives, the terms of the Company's incentive plans, and potential changes to the Company's executive compensation in the future. These forward-looking statements are subject to numerous risks and uncertainties, including but not limited to, the impact of general economic conditions; ability to retain and attract qualified personnel; the results of exploration and development drilling and related activities; imprecision in reserve and resource estimates; the production and growth potential of the Company's assets; obtaining required approvals of regulatory authorities; risks associated with negotiating with foreign governments as well as country risk associated with conducting international activities; volatility in market prices for oil; fluctuations in foreign exchange or interest rates; ability to access sufficient capital from internal and external sources; and other factors, many of which are beyond the control of the Company.  Readers are cautioned that the foregoing list of factors is not exhaustive. Although the forward-looking statements contained in this document are based upon assumptions which management believes to be reasonable, the Company cannot assure investors that actual results will be consistent with these forward-looking statements.  With respect to forward-looking statements contained in this document, TransGlobe has made assumptions regarding, but not limited to: current commodity prices and royalty regimes; availability of skilled labour; levels of compensation of issuers in the Company's pay comparator group;  future exchange rates; the price of oil; the impact of increasing competition; conditions in general economic and financial markets; recoverability of reserves; receipt of regulatory approvals; that the Company will have sufficient cash flow, debt or equity sources or other financial resources required to fund its capital and operating expenditures and requirements as needed; that the Company's conduct and results of operations will be consistent with its expectations; that the estimates of the Company's reserves volumes and the assumptions related thereto (including commodity prices and development costs) are accurate in all material respects; that the Company will be able to attract and retain qualified directors, officers and employees; and other matters. These forward-looking statements are made as of the date of this document and TransGlobe disclaims any intent or obligation to update publicly any forward-looking statements, whether as a result of new information, future events or results or otherwise, other than as required by applicable securities laws.

CURRENCY AND EXCHANGE RATES

All dollar amounts in this Information Circular, unless otherwise indicated, are stated in United States ("U.S.") dollars. The Company has adopted the U.S. dollar as the presentation currency for its consolidated financial statements. The exchange rates for the average of the indicative rates during the period and at the end of period for the U.S. dollar in terms of Canadian dollar ("C$") as reported by the Bank of Canada were as follows for each of the years ended December 31, 2019, 2018 and 2017.

	2019	2018	2017
End of Period	1.2988	1.3642	1.2545
Period Average	1.3269	1.2957	1.2986

The exchange rates for the indicative middle market rates during the period and at the end of period for the U.S. dollar in terms of British pound sterling ("GBP") as reported by the Bank of England were as follows for each of the years ended December 31, 2019, 2018 and 2017.

	2019	2018	2017
End of Period	0.7570	0.7831	0.7402
Period Average	0.7834	0.7490	0.7759

GENERAL PROXY INFORMATION

General Meeting Requirements

The board of directors of the Company (the "Board" or the "Board of Directors") has fixed the record date for the Meeting at the close of business on March 27, 2020 (the "Record Date"). The Company will prepare, as of the Record Date, a list of Shareholders entitled to receive the Notice of Meeting and this Information Circular and showing the number of Common Shares held by each such Shareholder.  A Shareholder of the Company named in the list is entitled to vote the Common Shares shown opposite such Shareholder's name at the Meeting except to the extent that such holder transfers ownership of the Common Shares after the Record Date, in which case the transferee shall be entitled to vote such Common Shares upon establishing ownership and requesting, not later than 10 days before the Meeting, to be included in the list of Shareholders entitled to vote at the Meeting.

TransGlobe intends to hold the Meeting in person. However, in view of the current and rapidly evolving COVID-19 outbreak, the Company asks that, in considering whether to attend the Meeting in person, Shareholders follow the instructions of the Public Health Agency of Canada (PHAC) (https://www.canada.ca/en/public-health/services/diseases/2019-novel-coronavirus-infection.html).  In light of the COVID-19 outbreak, the Company encourages Shareholders to vote their proxies through the internet and not to attend the Meeting in person, particularly if they are experiencing any of the described COVID-19 symptoms of fever, cough or difficulty breathing. Access to the Meeting will, subject to the Company's by-laws, be limited to essential personnel and registered Shareholders and proxyholders entitled to attend and vote at the Meeting. The Company may take additional precautionary measures in relation to the Meeting in response to further developments with the COVID-19 outbreak.  In the event it is not possible or advisable to hold the Meeting in person or a decision is made to change the date, time or location of the Meeting, the Company will announce, by press release, alternative arrangements for the Meeting as promptly as practicable, which may include holding the Meeting entirely by electronic means, telephone or other communication facilities. Such press release will disclose the details of any such electronic means, including how Shareholders can remotely access, participate in, and vote at such Meeting, as applicable. Please monitor our website at www.trans-globe.com for updated information. If you are planning to attend the Meeting, please check the website one week prior to the date of the Meeting and each day leading up to the Meeting. As always, the Company encourages Shareholders to vote their Common Shares by proxy not later than forty-eight (48) hours (exclusive of Saturdays, Sundays and statutory holidays in the Province of Alberta) prior to the time of the Meeting or any postponement or adjournment thereof.

Solicitation of Proxies

This Information Circular is furnished in connection with the solicitation of proxies by management of the Company for use at the Meeting, and at any postponement or adjournment thereof, at the time and place and for the purposes set forth in the accompanying Notice of Meeting.  While it is expected that the solicitation will be primarily by mail, proxies may be solicited personally, or by telephone, facsimile or other electronic means, by directors ("Directors"), officers ("Officers") and employees of the Company at nominal cost. All costs of solicitation by such Directors, Officers and employees will be borne by the Company.

The Company has made arrangements with brokerage houses and other intermediaries to send proxy materials, at the Company's expense, to Beneficial Shareholders (as defined herein) of the Company who have advised their broker or intermediary that they wish to receive such materials.

Appointment of Proxies

The persons named as proxy holders in the accompanying form of proxy are Directors and/or Officers of the Company and the Company’s legal counsel and were designated by management of the Company.  A registered Shareholder wishing to appoint some other person (who need not be a Shareholder) to represent him or her at the Meeting has the right to do so, either by striking out the names of those persons named in the accompanying form of proxy and inserting the desired person's name in the blank space provided in the form of proxy or by completing another form of proxy. A proxy will not be valid unless a properly completed proxy form is received at the office of the Company's Transfer Agent and Registrar, Computershare Trust Company of Canada ("Computershare"): (i) by mail using the enclosed return envelope or one addressed to Computershare, 8th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1; (ii) by hand delivery to Computershare, 8th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1; (iii) by phone at 1-866-732-VOTE (8683) ((312) 588-4290 outside of North America); (iv) through the internet at www.investorvote.com (detailed instructions are included with your proxy materials); or (v) scan the QR code on the proxy and follow the instructions in each case not later than forty-eight (48) hours (exclusive of Saturdays, Sundays and statutory holidays in the Province of Alberta) prior to the time of the Meeting or any postponement or adjournment thereof.

Revocation of Proxies

A Shareholder who has given a proxy may revoke it, in any manner permitted by law, including by instrument in writing, executed by the Shareholder or by his attorney authorized in writing or, if the Shareholder is a corporation, executed by a duly authorized officer or attorney of such corporation and deposited with the Company c/o Computershare, at the address specified above at any time up to and including the last business day preceding the day of the Meeting or any adjournment thereof or with the Chairman of the Meeting on the day of the Meeting or any adjournment thereof.

Advice to Beneficial Shareholders

The information set forth in this section is of significant importance to Shareholders of the Company, as a substantial number of the Shareholders of the Company do not hold Common Shares in their own name. Shareholders who do not hold their Common Shares in their own name (referred to in this Information Circular as "Beneficial Shareholders") should note that only proxies deposited by Shareholders whose names appear on the records of the Company as the registered holders of Common Shares can be recognized and acted upon at the Meeting. If Common Shares are listed in an account statement provided to a Shareholder by a broker, then, in almost all cases, those Common Shares will not be registered in the Shareholder's name on the records of the Company.  Such Common Shares will more likely be registered under the name of the Shareholder's broker or an agent of that broker.  In Canada, the vast majority of such Common Shares are registered under the name of CDS & Co. (the registration name for CDS Clearing and Depository Services Inc., which acts as nominee for many Canadian brokerage firms).  Common Shares held by brokers or their nominees can only be voted or withheld from voting in accordance with the instructions of the Beneficial Shareholder.  Without specific instructions, brokers/nominees are prohibited from voting Common Shares for their clients. The Directors and Officers of the Company do not know for whose benefit the Common Shares registered in the name of CDS & Co. are held.

Applicable regulatory policy requires intermediaries/brokers to seek voting instructions from Beneficial Shareholders in advance of Shareholders' meetings.  Every intermediary/broker has its own mailing procedures and provides its own return instructions, which should be carefully followed by Beneficial Shareholders in order to ensure that their Common Shares are voted at the Meeting.  Often, the form of proxy supplied to a Beneficial Shareholder by its broker is identical to the form of proxy provided to registered Shareholders.  However, its purpose is limited to instructing the intermediaries how to vote on behalf of the Beneficial Shareholder.  The majority of brokers now delegate responsibility for obtaining instructions from clients to Broadridge Financial Solutions Inc. ("Broadridge").  Broadridge typically applies a special sticker to the proxy forms, mails those forms to the Beneficial Shareholders and asks Beneficial Shareholders to return the proxy forms to Broadridge. Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Common Shares to be represented at the Meeting.

A Beneficial Shareholder receiving a proxy with a Broadridge sticker on it cannot use that proxy to vote Common Shares directly at the Meeting. The proxy must be returned to Broadridge well in advance of the Meeting in order to have the Common Shares voted. If a Beneficial Shareholder wishes to vote directly at the Meeting, the registered Shareholder must strike out the name of the persons named in the instrument of proxy provided to the registered Shareholder and insert the name of the Beneficial Shareholder in the space provided, obtain an executed copy of the proxy from the beneficial holder (if applicable) and deposit the proxy with Computershare in the manner and within the time specified above for the deposit of proxies.

A Beneficial Shareholder receiving a proxy displaying a CREST sticker is required to follow the below UK voting instructions. Holders of Depositary Interests as at the Record Date can direct the Depositary how to vote their Common Shares or abstain from voting by completing, signing and returning the enclosed form of instruction (the "Form of Instruction"). To be valid, the Form of Instruction must be filled out, correctly signed (exactly as the Shareholder’s name appears on the Form of Instruction), and returned by mail using the enclosed envelope, or by courier or hand delivery to The Office of the Depositary, Computershare Investor Services PLC, The Pavilions, Bridgewater Road, Bristol, UK BS99 6ZY by 9:00 a.m. (GMT) on May 8, 2020 or 72 hours prior to any reconvened Meeting in the event of an adjournment of the Meeting). The Depositary will then vote or abstain from voting on the Shareholder’s behalf at the Meeting, as instructed in the Form of Instruction.

The Company will not be sending proxy-related materials to registered Shareholders or Beneficial Shareholders using notice-and-access and the Company will not send proxy-related materials directly to non-objecting Beneficial Shareholders.  Such materials will be delivered to non-objecting Beneficial Shareholders by Broadridge or through the non-objecting Beneficial Shareholder's intermediary. The Company intends to pay for the costs of an intermediary to deliver to objecting Beneficial Shareholders the proxy-related materials and Form 54-101F7 Request for Voting Instructions Made by Intermediary of National Instrument 54-101.

Voting of Proxies

All Common Shares represented by properly executed and deposited proxies will be voted in accordance with the instructions contained therein and will be voted or withheld from voting in accordance with the instructions of the Shareholder on any ballot that may be called for.  If no choice is specified with respect to any matters referred to herein, the persons designated in the enclosed form of proxy intend to vote such Common Shares FOR the resolutions in respect of each of the following matters:

•	to fix the number of Directors of the Company to be elected at the Meeting at seven;
•	to elect the Directors of the Company for the ensuing year;
•	to appoint Deloitte LLP as auditors of the Company and to authorize the Directors to fix their remuneration as such;
•	to approve an advisory resolution to accept the Company's approach to executive compensation; and
•	to approve an ordinary resolution confirming proposed amendments to, including the amendment and restatement of, By-law Number 2 of the Company (the advance notice by-laws).

The enclosed form of proxy, when properly completed, delivered and not revoked, confers discretionary authority upon the person appointed proxy thereunder to vote with respect to any amendments or variations to any of the matters referred to herein and with respect to other matters which may properly come before the Meeting. In the event that amendments or variations to the matters referred to herein are properly brought before the Meeting, or any further or other business is properly brought before the Meeting, it is the intention of the persons designated in the enclosed form of proxy to vote in accordance with their best judgment on such matters or business. At the time of the printing of this Information Circular, management of the Company knows of no such amendment, variation or other matter which may be presented at the Meeting.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

The Company is authorized to issue an unlimited number of Common Shares without nominal or par value.  As at March 27, 2020, there were 72,542,071 Common Shares issued and outstanding.  Each Common Share is entitled to one vote at the Meeting.

Only Shareholders of record at the close of business on March 27, 2020, the Record Date for the Meeting, who either personally attend the Meeting or who have completed and delivered a form of proxy in the manner and subject to the provisions described herein, will be entitled to vote or to have their Common Shares voted at the Meeting, except to the extent that such holder transfers ownership of the Common Shares after the Record Date, in which case the transferee shall be entitled to vote such Common Shares upon establishing ownership and requesting, not later than 10 days before the Meeting, to be included in the list of Shareholders entitled to vote at the Meeting.

To the best of the Company's knowledge and based on existing publicly available information, as at March 27, 2020, there were no persons who beneficially owned, or controlled or directed, directly or indirectly, more than 10% of the outstanding Common Shares.

QUORUM

The presence in person of persons being not less than two in number and holding or representing not less than 10% of the Common Shares entitled to be voted at the Meeting is necessary to convene the Meeting.  Each resolution that will be placed before the Meeting will be an ordinary resolution requiring for its approval a simple majority of the votes cast in respect of the resolution.

MATTERS TO BE ACTED UPON AT THE MEETING

Presentation of Consolidated Financial Statements

At the Meeting, Shareholders will receive and consider the consolidated financial statements of the Company for the fiscal year ended December 31, 2019 and the Report of the Company's Independent Registered Public Accounting Firm on such statements, but no vote by the Shareholders with respect thereto is required or proposed to be taken.

Fixing the Number of Directors

At the Meeting, Shareholders will be asked to fix the number of Directors of the Company to be elected at the Meeting at seven, as may be adjusted between Shareholders' meetings by way of resolution of the Board. Accordingly, unless otherwise directed, it is the intention of management to vote proxies in the accompanying form in favour of fixing the number of Directors of the Company to be elected at the Meeting at seven.

Election of Directors

The Directors of the Company are elected annually and hold office until the next annual general and special meeting of Shareholders or until their resignation or their successors are elected or appointed. Unless authority to do so is withheld, the persons designated in the accompanying form of proxy intend to vote for each of the nominees of management listed below. Management does not contemplate that any of the nominees will be unable or unwilling to serve as a Director but if, for any reason, any of them is unable or unwilling to serve, it is intended that the proxies given pursuant to this solicitation will be voted for a substitute nominee or nominees selected by management, unless authority to vote the proxies in the election of Directors is withheld.

The Board of Directors of the Company has adopted a Majority Voting Policy stipulating that if the "WITHHOLD" votes in respect of the election of a Director nominee at the Meeting represent more than the "FOR" votes, the nominee will submit their resignation immediately after the Meeting, for the Board's consideration. The Board will consider such resignation within 90 days of the relevant Shareholders meeting and will accept the nominee's resignation absent exceptional circumstances, having regard to all relevant matters, and a news release shall be provided to the Toronto Stock Exchange ("TSX") and promptly issued announcing the Board's determination in respect thereof. If the CHR&G Committee determines not to accept the resignation, the news release must fully state the reasons for that decision. The nominee will not participate in any committee or Board of Directors deliberations on the resignation offer.  The Majority Voting Policy does not apply in circumstances involving contested Director elections.

The persons named in the following table are management's nominees to the Board of Directors. Messrs. Clarkson, Sinclair and LaFehr and Dr. Marchant are ordinarily residents of Canada. Mr. Neely and Dr. Bell are ordinarily residents of the UK and Mr. Cook is ordinarily resident in the United States of America.

The names and places of residence of the persons nominated for office as Directors, the number of Common Shares, DSUs (as defined herein), PSUs (as defined herein) and RSUs (as defined herein) of the Company beneficially owned, controlled or directed, directly or indirectly as at March 27, 2020, the period served as Director, the age, tenure, independence, committee memberships, meeting attendance, other public board responsibilities and the principal occupation during the last five years of each are as follows:

David B. Cook

Mr. Cook was appointed to the Board of Directors in August 2014 and was elected as Chairman in May 2019.

Mr. Cook is currently an independent businessman and up until May 31, 2019, held the position of Chief Executive Officer of INEOS DeNoS, located in London, UK having taken that role following the sale of DONG Oil and Gas (part of the DONG Energy group, now Orsted), where he was also CEO to INEOS on September 29, 2017. He has more than 25 years' experience in the energy business having held senior positions at INEOS, DONG, the Abu Dhabi National Energy Company PJSC ("TAQA"), BP, TNK-BP and Amoco including serving as Executive Officer and Head of Oil and Gas at TAQA and prior to joining TAQA, as Vice President for BP Russia. In addition, he has held a variety of global technical, commercial and managerial positions based in the US, UK, Russia and the Middle East as well as board of director roles.

Mr. Cook holds a BSc in Geophysics and a PhD in Geological Sciences.

Houston, USA
Independent Director & Chairman	Board & Committee Meeting Participation
	Board of Directors	7 of 7 meetings (100%)
Director Since: August, 2014	CHR&G Committee (1)	3 of 3 meetings (100%)

Age 57	TransGlobe Energy Corporation Securities Held (2)(3)
	Common Shares (#)	103,867
Skills and Experience:	DSUs (#) (4)	254,898
International Experience
Mergers & Acquisitions	Other unrelated public company directorships during the last five years
Operations / G&G	None
Executive Management
Governance
Risk Management
Oil & Gas Exploration & Production

Notes:

(1)  Mr. Cook was a member of the CHR&G Committee for the period January 1 – May 10, 2019.

(2)  "Held" means beneficially owned, controlled, or directed, directly or indirectly.

(3)  For greater clarification, "Securities Held" includes Common Shares and DSUs, RSUs or PSUs (all DSUs, RSUs and PSUs are settled in cash in Canadian dollars).

(4)  “DSU” means deferred share unit.

Randall C. Neely

Mr. Neely was appointed President and Chief Executive Officer of the Company in January 2019 and to the Board of Directors in May 2018.  He was previously appointed as President in January 2018 and Vice President, Finance and Chief Financial Officer in May 2012.

Mr. Neely has 25 years of experience in executive and financial roles, including Chief Financial Officer of Zodiac Exploration, Pearl (Blackpearl) Exploration & Production and Trident Exploration.  Prior to working directly in the oil and gas industry, Mr. Neely spent three and a half years in investment banking with TD Securities and eight years with KPMG LLP.

Mr. Neely holds both the Chartered Accountant and Chartered Financial Analyst designations and has completed his ICD.D.

London, UK
President and Chief Executive Officer,	Board & Committee Meeting Participation
Non-Independent Director	Board of Directors	7 of 7 meetings (100%)
Director Since: May, 2018
	TransGlobe Energy Corporation Securities Held (1)(2)
Age 53	Common Shares (#)	200,000
	PSUs (#) (3)	336,414
Skills and Experience:	RSUs (#) (4)	11,623
Audit / Accounting
Mergers & Acquisitions	Other unrelated public company directorships during the last five years
Oil & Gas Legal / Commercial	Horn Petroleum (Africa Energy) Corporation (2011 - 2015)
Executive Management
Governance
Risk Management
Oil & Gas Exploration
Government Relations

Notes:

(1)  "Held" means beneficially owned, controlled, or directed, directly or indirectly.

(2)  For greater clarification, "Securities Held" includes Common Shares and DSUs, RSUs or PSUs (all DSUs, RSUs and PSUs are settled in cash in Canadian dollars).

(3)  "PSU" means performance share unit.

(4)  "RSU" means restricted share unit.

Carol Bell

Dr. Bell was appointed to the Board on January 1, 2019.

Dr. Bell is an independent businesswoman and corporate director with over 35 years experience in the natural resources sector.

Dr. Bell has experience as a director on companies listed in Canada, Norway and the UK.  Dr. Bell's career includes Managing Director of Chase Manhattan Bank's Global Oil & Gas Group, Head of European Equity Research at JP Morgan and several years as an equity research analyst in the oil and gas sector at Credit Suisse First Boston and UBS Phillips & Drew.  Dr. Bell began her career in corporate planning and business development at Charterhouse Petroleum plc and RTZ Oil and Gas.

Dr. Bell has a MA, Natural Sciences, BA Earth Sciences and a PhD Archeology.

London, UK
Independent Director	Board & Committee Meeting Participation
	Audit Committee	4 of 4 meetings (100%)
	CHR&G Committee	5 of 5 meetings (100%)
	Board of Directors	7 of 7 meetings (100%)
Director Since: January, 2019
TransGlobe Energy Corporation Securities Held (1)(2)
Age 61	Common Shares (#)	-
	DSUs (#)	30,906

Skills and Experience:

Audit/Accounting

Mergers & Acquisitions

Human Resources

Oil & Gas Legal / Commercial

Marketing / Storage / Transportation

Executive Management

Governance

Risk Management

Oil & Gas Exploration

Government Relation

Other unrelated public company directorships during the last five years
	Ophir Energy plc	Corporate Responsibility Committee (Chair), Audit and Nomination Committees
	Tharisa plc	Audit Committee, Risk Committee, Remuneration Committee, Safety, Health & Environmental Committee, Social & Ethics Committee, New Business Committee
Bonheur ASA
	Blackrock Energy and Resources Income Trust plc	Audit Committee, Nominations Committee
	Petroleum Geo-Services ASA	Audit Committee

Notes:

(1)  "Held" means beneficially owned, controlled, or directed, directly or indirectly.

(2)  For greater clarification, "Securities Held" includes Common Shares and DSUs, RSUs or PSUs (all DSUs, RSUs and PSUs are settled in cash in Canadian dollars).

Ross G. Clarkson

Mr. Clarkson was appointed to the Board of Directors in October of 1995 and served as President and Chief Executive Officer of the Company until January 2018.  Mr. Clarkson continued to serve as Chief Executive Officer until his retirement in December 2018.

Mr. Clarkson is a corporate director.

Mr. Clarkson has more than 40 years of oil and gas exploration, management and executive experience.  His international familiarity extends to numerous countries on all continents.

Mr. Clarkson holds an ICD.D designation from the Institute of Corporate Directors.

British Columbia, Canada
Non-Independent Director	Board & Committee Meeting Participation
	R&HSES Committee	4 of 4 meetings (100%)
	Board of Directors	7 of 7 meetings (100%)
Director Since: October, 1995
	TransGlobe Energy Corporation Securities Held (1)(2)
Age 66	Common Shares (#)	1,846,493
	PSUs (#) (3)	298,841
Skills and Experience:	RSUs (#)	21,870
Mergers & Acquisitions	DSUs (#)	30,906
Oil & Gas Legal / Commercial
Engineering / Operations / G&G	Other unrelated public company directorships during the last five years
Executive Management	None
Governance
Risk Management
Oil & Gas Exploration
Government Relations

Notes:

(1)  "Held" means beneficially owned, controlled, or directed, directly or indirectly.

(2)  For greater clarification, "Securities Held" includes Common Shares and DSUs, RSUs or PSUs (all DSUs, RSUs and PSUs are settled in cash in Canadian dollars).

(3)  Mr. Clarkson holds a total of 298,841 PSUs and 21,870 RSUs, which were received as a component of his compensation while he was an executive officer of the Company.

Edward D. LaFehr

Mr. LaFehr was appointed to the Board of Directors in March, 2019.

Mr. LaFehr is the Chief Executive Officer of Baytex Energy Corp., a mid-sized oil and gas company based in Calgary. Mr. LaFehr has 35 years of experience in the oil and gas industry working with Amoco, BP, Talisman and Abu Dhabi National Energy Company PJSC (TAQA), holding senior positions in North American, Europe and the Middle East regions. Prior to joining Baytex, he was President of TAQA's North American oil and gas business based in Calgary and subsequently Chief Operating Officer for TAQA, globally. Prior to this, he served as Senior Vice President for Talisman Energy in Calgary. From 2009 to 2011 Mr. LaFehr was Managing Director of Pharaonic Petroleum Company in Cairo, Egypt. In this capacity he served on BP Egypt's executive team and represented BP's interests on the Board of Directors of Pharaonic and ENI's Petrobel JV companies with the Egyptian Government.

Mr. LaFehr holds Masters degrees in geophysics and mineral economics from Stanford University and the Colorado School of Mines, respectively.

Alberta, Canada
Independent Director	Board & Committee Meeting Participation
	R&HSES Committee (1)	3 of 3 meetings (100%)
	Audit Committee (2)	3 of 3 meetings (100%)
Director Since: March, 2019	Board of Directors (3)	6 of 6 meetings (100%)
TransGlobe Energy Corporation Securities Held (4)(5)
Age 60	Common Shares (#)	15,000
	DSUs (#)	30,906
Skills and Experience:
Audit / Accounting	Other unrelated public company directorships during the last five years
Mergers & Acquisitions	Baytex Energy Corp.
Human Resources
Oil & Gas Legal / Commercial
Marketing / Storage / Transportation
Executive Management
Governance
Risk Management
Oil & Gas Exploration
Government Relations

Notes:

(1)	Mr. LaFehr was a member of the R&HSES Committee for the period March 12 – December 31, 2019 and attended 100% of the meetings held in that period of time.
(2)	Mr. LaFehr was a member of the Audit Committee for the period March 12 – December 31, 2019 and attended 100% of the meetings held in that period of time.

(3)  Mr. LaFehr joined the Board of Directors on March 1, 2019 and attended 100% of the meetings for the period March 1 – December 31, 2019.

(4) "Held" means beneficially owned, controlled, or directed, directly or indirectly.

(5)  For greater clarification, "Securities Held" includes Common Shares and DSUs, RSUs or PSUs (all DSUs, RSUs and PSUs are settled in cash in Canadian dollars).

Timothy Robertson Marchant

Dr. Marchant was appointed to the Board of Directors on March 20, 2020.

Dr. Marchant has 40 years of oil and gas industry experience in Canada and international locations, with extensive experience in exploration, foreign growth strategies, sustainability and international operations.  Currently, he is the Adjunct Professor of Strategy and Energy Geopolitics at the Haskayne School of Business, University of Calgary where he teaches energy, corporate social responsibility and sustainability strategies; he also lectures on board environment, social and governance strategies for the Institute of Corporate Directors Education Program.  Dr. Marchant serves as a director (since 2015) and Chair of the Board (since 2018) of Valeura Energy Inc. and director of Cub Energy Inc. (since 2013).  He was Executive Chairman of Anatolia Energy Corp. from 2011 to 2013.  Dr. Marchant has served in a variety of senior executive positions with British Petroleum and Amoco in North America and the Middle East.  Prior to his international assignments, he spent 17 years with Amoco Canada.

Dr. Marchant has a Ph.D. in Geology from Trinity College, University of Dublin, Ireland.  He completed the Executive Program at the Ivey School of Business, University of Western Ontario in 1994 and the Institute of Corporate Directors Education Program in 2011.

Alberta, Canada
Independent Director	Board & Committee Meeting Participation
Board of Directors
Director Since: March 2020
TransGlobe Energy Corporation Securities Held (1) (2)
Age: 69	Common Shares (#)	-
	DSUs (#)	-

Skills and Experience:	Other unrelated public company directorships during the last five years
International Experience Mergers & Acquisitions Operations / G&G Executive Management Governance Risk Management Oil & Gas Exploration & Production	Cub Energy Inc.	Audit Committee Independent Reserves Committee (Chair) Compensation and Governance Committee
	Valeura Energy Inc.	Chairman of the Board Governance and Compensation Committee (Chair) Reserves & Health, Safety, Security, Environment and Community Relations Committee
	Vermillion Energy Inc.	Health, Safety and Environment Committee (Chair) Independent Reserves Committee Sustainability Committee (Chair)

Notes:

(1)  "Held" means beneficially owned, controlled, or directed, directly or indirectly.

(2)  For greater clarification, "Securities Held" includes Common Shares and DSUs, RSUs or PSUs (all DSUs, RSUs and PSUs are settled in cash in Canadian dollars).

Steven W. Sinclair

Mr. Sinclair was appointed to the Board of Directors in March, 2017.

Mr. Sinclair is a corporate director who has over 30 years of financial and operating experience retiring from his position of Senior Vice President and Chief Financial Officer of ARC Resources Ltd. in 2014. Mr. Sinclair is also a director and chair of the audit committee of a Calgary headquartered private oil and gas company.

Mr. Sinclair received his Bachelor of Commerce degree from the University of Calgary in 1978 and his Chartered Accountant's designation in 1981.

Alberta, Canada	Board & Committee Meeting Participation
Independent Director	Audit Committee (Chair)	4 of 4 meetings (100%)
Director Since: March, 2017	CHR&G Committee	5 of 5 meetings (100%)
	Board of Directors	7 of 7 meetings (100%)
Age 63
TransGlobe Energy Corporation Securities Held (1)(2)
Skills and Experience:	Common Shares (#)	50,000
Audit / Accounting	DSUs (#)	86,266
Executive Management
Human Resources	Other unrelated public company directorships during the last five years
Mergers & Acquisitions	None
Human Resources
Marketing / Storage / Transportation
Executive Management
Governance
Risk Management
Government Relations

Notes:

(1)  "Held" means beneficially owned, controlled, or directed, directly or indirectly.

(2)  For greater clarification, "Securities Held" includes Common Shares and DSUs, RSUs or PSUs (all DSUs, RSUs and PSUs are settled in cash in Canadian dollars).

Cease-Trade Orders, Bankruptcies, Penalties or Sanctions

Dr. Bell was the Non-Executive Chairman of Barcud Derwen Ltd., a private television facilities house based in Wales and Scotland between July 2009 and June 2010. The company was put into administration by its directors in June of 2010 and the majority of its assets were sold at which time Dr. Bell’s involvement with the company ceased.

Except as otherwise disclosed herein, no proposed Director of the Company has, as at the date of this Information Circular or within the last 10 years prior to the date of this Information Circular, been a director, chief executive officer or chief financial officer of any company (including the Company) that, while such person was acting in that capacity: (i) was the subject of a cease-trade or similar order or an order that denied the company access to any exemption under securities legislation for a period of more than 30 consecutive days; or (ii) was subject to an event that resulted, after the director, chief executive officer or chief financial officer ceased to be a director, chief executive officer or chief financial officer, in the company being the subject of a cease-trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; or (iii) while that person was acting in the capacity or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver-manager or trustee appointed to hold its assets.

Except as otherwise disclosed herein, no proposed Director of the Company has, within the 10 years before the date of this document, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver-manager or trustee appointed to hold its assets.

In addition, no proposed Director has been subject to: (i) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or (ii) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a proposed Director.

Appointment of Auditors

Unless otherwise directed, it is management's intention to vote the proxies in favour of an ordinary resolution to appoint the firm of Deloitte LLP, Chartered Professional Accountants, to serve as auditors of the Company until the next annual meeting of Shareholders and to authorize the Directors to fix their remuneration as such. Deloitte LLP have served as independent auditors for the Company since October 15, 1999.

The Audit Committee reviews the annual audit fees and considers the issue of auditor independence in the context of all services provided to the Company.

Certain information regarding the Company's Audit Committee, including the fees paid to the Company's auditors in the last fiscal year, that is required to be disclosed in accordance with National Instrument 52-110 - Audit Committees ("NI 52-110") is contained in the Company's annual information form for the year ended December 31, 2019, an electronic copy of which is available on the internet on the Company's SEDAR profile at www.sedar.com.

The Board unanimously recommends that the Shareholders vote "FOR" the appointment of Deloitte LLP as auditors of the Company and to authorize the Directors to fix their remuneration as such.

Advisory Vote on Executive Compensation (Say on Pay)

The Company is committed to continually enhancing its corporate governance practices and places a high importance on facilitating regular and constructive dialogue with Shareholders. One method of Shareholder engagement TransGlobe uses is a "Say on Pay" advisory vote on the Company's approach to executive compensation, providing Shareholders with an opportunity to express their satisfaction with the Company's approach to executive compensation.  TransGlobe encourages its securityholders to carefully review the "Compensation Discussion & Analysis" beginning on page 33 of this Information Circular before voting on this matter. The compensation discussion and analysis contained in this Information Circular describes the Company's compensation philosophy, the objectives of the different elements of its compensation programs and the way the Board assesses performance and makes compensation decisions. It explains how TransGlobe's compensation programs are designed to pay-for-performance and are aligned with strong risk management principles and the long-term interests of Shareholders. This disclosure has been approved by the Board of Directors. The following resolution is being proposed to the Shareholders by management of the Company.

"BE IT RESOLVED, on an advisory basis only and not to diminish the role and responsibilities of the Board of Directors, that the Shareholders of the Company accept the approach to executive compensation disclosed in the Information Circular of the Company dated March 27, 2020 delivered in advance of the annual general and special meeting of Shareholders of the Company to be held on May 13, 2020."

As this is an advisory vote, the results will not be binding upon the Board. However, the Board will consider the outcome of the vote as part of its ongoing review of executive compensation. The Board believes that it is essential for the Shareholders to be well informed of the Company's approach to executive compensation and considers this advisory vote to be an important part of the ongoing process of engagement between the Shareholders and the Board.

The Board unanimously recommends that the Shareholders vote "FOR" the advisory vote on executive compensation.

Amendments to the Advance Notice By-Laws

Background

The Company conducted a review of By-Law Number 2 regarding advance notice of nominations of directors of the Company (the "Advance Notice By-Laws") in relation to evolving industry standards, the requirements of the TSX, good corporate governance practices, and guidelines published by two proxy advisory firms. As a result of its review, the proposed Amended and Restated Advance Notice By-Laws (the "Proposed Amended and Restated By-Laws"), as described below, are being presented by management for consideration by the Shareholders of the Company. A copy of the Proposed

Amended and Restated By-Laws are attached to this Information Circular as Schedule B. For greater certainty, should the Proposed Amended and Restated By-Laws be authorized by the Shareholders and adopted by the Board of Directors, the Company's existing by-laws (other than the Advance Notice By-Laws) will not be impacted, and will continue to be in effect, unamended.

Approval of the Proposed Amended and Restated By-Laws by the Shareholders

Management proposes to amend the Advance Notice By-Laws by revising the requirements of the Nominating Shareholder (as defined in the Advance Notice By-Laws) in submitting proper notice to the Company of its Proposed Nominee (as defined in the Advance Notice By-Laws) to better reflect the requirements of the TSX and proxy advisory firm guidelines by, among others:

•	removing the maximum notice period in respect of an annual meeting of Shareholders;
•	adding a separate notice period when notice-and-access is used for delivery of proxy related materials;
•	clarifying the notice periods applicable upon the adjournment or postponement of a special meeting of the Shareholders;
•	removing the requirement of a Nominating Shareholder to complete a personal information form in respect of the Proposed Nominee in the form prescribed by TSX;
•	removing the requirement of a Nominating Shareholder to provide a representation that the Nominating Shareholder intends to appear in person or by proxy at the meeting to propose such nomination;
•

removing the requirement that, in order for the nomination to be valid, a Nominating Shareholder (or qualified representative of the Nominating Shareholder) must appear at the meeting of the Shareholders of the Company (in person or by proxy) to present the nomination;

•

removing the provision indicating that the Company is not required to include information with respect to any proposed nomination or any Nominating Shareholder or Proposed Nominee in any proxy statement or other Shareholder communication distributed by the Company or the Board; and

•	other changes that are non-substantial and "house-keeping" in nature.

The complete text of the Proposed Amended and Restated By-Laws are attached as Schedule B to this Information Circular and defined terms used above and not otherwise defined herein are as defined in the Proposed Amended and Restated By-Laws. You are urged to review the Proposed Amended and Restated By-Laws in its entirety.

In accordance with the Business Corporations Act (Alberta) (the "ABCA"), any amendments to the Advance Notice By-Laws must be confirmed by the Shareholders at a meeting of the Shareholders. At the Meeting, Shareholders will be asked to consider and, if deemed advisable, approve the following by ordinary resolution (the "Advance Notice By-Law Resolution"):

"BE IT RESOLVED, as an ordinary resolution of the Shareholders of TransGlobe Energy Corporation (the "Company"), that:

1.

the proposed Amended and Restated By-Laws the Company, as set forth in Schedule B to the Information Circular of the Company dated March 27, 2020, be and are hereby confirmed, and, at the discretion of the Board of Directors, may be adopted as by-laws of the Company;

2.

any one or more directors or officers of the Company are hereby authorized, for and on behalf of the Company to take, or cause to be taken, any and all such acts and things and to execute and deliver, under the corporate seal of the Company or otherwise, all such deeds, instruments, notices, consents, acknowledgments, certificates, assurances and other documents (including any documents required under applicable laws or regulatory policies) as any such director or officer in his or her sole discretion may determine to be necessary or desirable to give effect to the foregoing resolutions, such determination to be conclusively evidenced by the taking of any such action or such director's or officer's execution and delivery of any such deed, instrument, notice, consent, acknowledgement, certificate, assurance or other document; and

3.

notwithstanding the passing of this resolution by the Shareholders of the Company, the Board of Directors of the Company may revoke this resolution before it is acted upon, without further approval of the Shareholders, if the Board of Directors of the Company determines, in its sole and absolute discretion that such revocation is in the best interests of the Company."

In order for the Advance Notice By-law Resolution to be passed, it must be approved by a simple majority of the votes cast by Shareholders who vote in person or by proxy at the Meeting.

The Board unanimously recommends that the Shareholders vote FOR approval of the Advance Notice By-Law Resolution and unless instructed otherwise, the persons named in the enclosed form of proxy will vote FOR approval of the Advance Notice By-Law Resolution.

2019 Report of Voting Results

The following sets forth a brief description of each matter that was voted upon at the annual general and special meeting of Shareholders held on May 10, 2019 and the outcome of each vote:

Description of Matter:	Outcome of Vote	Votes For (ballots only)	Votes Against / Withheld (ballots only)
Ordinary resolution to approve fixing the number of Directors of TransGlobe to be elected at such meeting to seven.	Resolution approved	97.07%	2.93%
Ordinary resolution to approve the election of the following nominees to serve as Directors of TransGlobe for the ensuing year, or until their successors are duly elected or appointed:	Resolution approved
David B. Cook		96.44%	3.56%
Steven W. Sinclair		95.91%	4.09%
Susan M. MacKenzie		95.45%	4.55%
Carol Bell		96.64%	3.36%
Ross G. Clarkson		96.90%	3.10%
Randall C. Neely		96.89%	3.11%
Edward D. LaFehr		96.87%	3.13%
Ordinary resolution appointing Deloitte LLP, Chartered Accountants, as auditors of TransGlobe for the ensuing year and to authorize the directors of TransGlobe to fix their remuneration as such.	Resolution approved	Show of hands	Show of hands
Advisory resolution accepting the Company's approach to executive compensation.	Resolution approved	94.19%	5.81%
Ordinary resolution approving all unallocated options under the Company’s existing stock options plan until May 10, 2022	Resolution approved	95.67%	4.33%

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

Management of TransGlobe is not aware of any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, of any Director or nominee for Director, executive officer ("Executive Officer"), or anyone who has held office as such since the commencement of the last completed fiscal year of the Company, any nominee for election as a Director or of any associate or affiliate of any of the foregoing individuals, in any matter to be acted on at the Meeting, other than the election of Directors and the appointment of auditors.

STATEMENT OF DIRECTOR COMPENSATION

Directors' Summary Compensation Table

The following table sets forth for the year ended December 31, 2019, all compensation provided to the Directors who were not Executive Officers during the year ended December 31, 2019 ("Non-Executive Directors"). All fees earned by Non-Executive Directors are based on the compensation schedule for the Company's Non-Executive Directors, which schedule is reviewed annually by the full Board of Directors. Non-Executive Directors may elect to receive all or a portion of the annual cash Board retainer in DSUs. Committee chair fees are paid in cash.

Name	Fees Earned ($)(1)	Share-Based Awards ($)(3)(4)	Total Value
Current Non-Executive Directors:
David Cook(2)	62,059	67,099	129,158
Carol Bell(2)	48,827	52,188	101,015
Ross Clarkson(2)(3)	45,218	52,188	97,406
Edward LaFehr(2)	39,957	52,188	92,145
Susan MacKenzie(2)	47,262	52,188	99,450
Steven Sinclair(2)	50,870	52,188	103,059
Retired Non-Executive Directors:
Bob MacDougall(5)	9,800	—	9,800
Matt Brister(6)	17,283	—	17,283
Robert Jennings(7)	25,885	—	25,885

Notes:

(1)  Fees earned have been paid in Canadian dollars and are translated into U.S. dollars using an average exchange rate for the 2019 reporting year of 1.3269 per U.S. dollar.

(2)  In accordance with the terms of the DSU Plan, the number of DSUs to be awarded is determined by dividing that portion of the annual retainer which the Director elected to receive in DSUs by the weighted-average trading price of the Common Shares on the TSX for the last five trading days prior to the award date. Further, additional DSUs are credited to the Directors as of each dividend payment date in respect of cash dividends which were paid on Common Shares throughout the fiscal year in accordance with the DSU Plan. The number of additional DSUs credited is determined by dividing: (a) the dividends that would have been paid to the Director if each DSU in the Director's account on the relevant dividend record date had been one Common Share, by (b) the weighted-average trading price of the Common Shares on the TSX for the last five trading days prior to the award date. The fair value of the DSUs disclosed above is equal to the weighted-average value of C$2.32 per DSU. This approach to valuing the DSUs is consistent with the manner in which the DSUs are valued for the Company's financial statements which are in compliance with International Financial Reporting Standards ("IFRS"). All DSUs are settled in cash in Canadian dollars. DSUs are awarded and paid in Canadian dollars and are translated into U.S. dollars using the exchange rate in effect on May 21, 2019 (the grant date) of 1.3413 per U.S. dollar.

(3) Ross Clarkson retired as an Executive Officer of the Company on December 31, 2018.  Ross Clarkson received $370,148 in payouts for PSUs and $37,894 for RSUs, grants related to prior years when he held the position of President and Chief Executive Officer.  These amounts were paid out in Canadian dollars in accordance with the PSU and RSU Plans. These values have been translated into U.S. dollars using the exchange rate in effect on May 21, 2019 of 1.3413 per U.S. dollar.

(4) The Company did not grant any option-based awards, non-equity incentive plan compensation, pension contributions or any other compensation to its Non-Executive Directors in the year ended December 31, 2019.

(5) Bob MacDougall retired from the Board of Directors on March 11, 2019. Mr. MacDougall chaired the R&HSES Committee for the period January 1 – March 11, 2019.  Upon his retirement, his DSUs were paid out with a value of $246,309.  His DSU’s were paid out in Canadian dollars in accordance with the DSU Plan.  The value has been translated into U.S. dollars using the exchange rate in effect on March 11, 2019 of 1.3414 per U.S. dollar.

(6) Matt Brister retired from the Board of Directors effective May 9, 2019. Mr. Brister chaired the R&HSES Committee for the period March 12 – May 9, 2019.  Upon his retirement, his DSUs were paid out with a value of $99,708.  His DSU’s were paid out in Canadian dollars in accordance with the DSU Plan.  The value has been translated into U.S. dollars using the exchange rate in effect on May 9, 2019 of 1.3483 per U.S. dollar.

(7) Robert Jennings retired from the Board of Directors effective May 9, 2019. Mr. Jennings was Chairman of the Board for the period January 1 – May 9, 2019. Upon his retirement, his DSUs were paid out with a value of $310,951.  His DSU’s were paid out in Canadian dollars in accordance with the DSU Plan.  The value has been translated into U.S. dollars using the exchange rate in effect on May 9, 2019 of 1.3483 per U.S. dollar.

The breakdown of Non-Executive Director committee chair fees earned included in the above table under "Fees Earned", is as follows:

Name	Audit Committee Chair Fee(1) ($)	R&HSES Committee Chair Fee(1) ($)	CHR&G Committee Chair Fee(1) ($)
David Cook	-	-	-
Carol Bell(2)	-	-	3,608
Ross Clarkson	-	-	-
Edward LaFehr(3)	-	3,613	-
Susan MacKenzie(4)	-	-	2,044
Steven Sinclair	5,652	-	-
Bob MacDougall(5)	-	1,104	-
Matt Brister(6)	-	935	-
Robert Jennings(7)	-	-	-

Notes:

(1)  Represents committee chairperson fees paid during the period from January 1, 2019 to December 31, 2019. Fees have been paid in Canadian dollars and are translated into U.S. dollars using an average exchange rate for the 2019 reporting year of 1.3269 per U.S. dollar.

(2)  Carol Bell chaired the CHR&G Committee for the period May 10, 2019 - December 31, 2019.

(3)  Edward LaFehr chaired the R&HSES Committee for the period May 10, 2019 - December 31, 2019.

(4)  Susan MacKenzie chaired the CHR&G Committee for the period January 1, 2019 - May 9, 2019.

(5)  Bob MacDougall chaired the R&HSES Committee for the period January 1, 2019 – March 10, 2019.

(6) Matt Brister chaired the R&HSES Committee for the period March 12, 2019 – May 9, 2019.

(7)  Robert Jennings was Chairman of the Board for the period January 1, 2019 – May 9, 2019.

Directors' Outstanding Share-Based Awards

There were no Options held by Independent Directors as at December 31, 2019.

The following table sets forth, for each of the Company's Non-Executive Directors, share-based awards outstanding at the end of the year ended December 31, 2019.

Share-Based Awards
Name	Market or payout value of vested share-based awards not paid out or distributed ($)(1)(2)
Current Non-Executive Directors:
David Cook	355,224
Carol Bell	43,070
Ross Clarkson(3)	43,070
Edward LaFehr	43,070
Susan MacKenzie	216,526
Steven Sinclair	120,220
Retired Non-Executive Directors:
Matt Brister(4)	—
Robert Jennings(4)	—
Bob MacDougall(4)	—

Notes:

(1) All share-based awards represented above are comprised of DSUs. The DSUs vest on grant, are settled in cash in Canadian dollars and are not eligible to be settled in Common Shares.

(2) Determined by multiplying the total number of DSUs held by each Director by the market price of the Common Shares on December 31, 2019 (C$1.81). These values have been translated into U.S. dollars from Canadian dollars using the closing exchange rate of 1.2988 per U.S. dollar on December 31, 2019.

(3) Ross Clarkson is a non-independent, Non-Executive Director.  As Chief Executive Officer until December 31, 2018, he was eligible to receive Options, PSUs and RSUs as a component of his LTIP.  As at December 31, 2019, Mr. Clarkson held 306,000 Options with an exercise price of C$4.99 and an expiry date of May 14, 2020, 420,681 Options with an exercise price of C$2.19 and an expiry date of March 17, 2021, 355,200 Options with an exercise price if C$2.16 and an expiry date of May 18, 2022 and 292,696 Options with an exercise price of C$2.62 and an expiration date of May 17, 2023. All of Mr. Clarkson's Options were out-of-the-money at December 31, 2019.  In addition, as at December 31, 2019, Mr. Clarkson had no PSUs or RSUs that were vested and had not been paid out.  Mr. Clarkson held, at December 31, 2019, 298,841 unvested PSUs with a market or payout value of $nil and 21,870 unvested RSUs with a market or payout value of $nil.

(4) Matt Brister, Robert Jennings and Bob MacDougall retired in 2019.  DSUs vest upon grant and were paid out in full at their respective retirement dates.  No awards remained unpaid or undistributed to these individuals as at December 31, 2019.

Directors' Incentive Plan Awards – Value Vested or Earned During the Year

The following table sets forth for each of the Company's Non-Executive Directors the value of share-based awards which vested during the year ended December 31, 2019.

Name	Share-Based Awards - Value vested during the year ($)
Current Non-Executive Directors:
David Cook(1)	67,099
Carol Bell(1)	52,188
Ross Clarkson(1)(2)	52,188
Edward LaFehr(1)	52,188
Susan MacKenzie(1)(4)	52,188
Steven Sinclair(1)	52,188
Retired Non-Executive Directors:
Matt Brister(3)	—
Bob MacDougall(3)	—
Robert Jennings(3)	—

Notes:

(1) All share-based awards represented above are comprised of DSUs. All DSUs granted during the fiscal year were vested on the date of grant in accordance with the DSU Plan and can only be redeemed for cash following departure from the Company. The disclosed values were determined by multiplying the number of DSUs granted during the fiscal year by the fair value of the DSUs, as determined using the five day weighted average prior to grant date. DSUs are awarded in Canadian dollars and are translated into U.S. dollars using the exchange rate on May 21, 2019 (the grant date) of 1.3413 per U.S. dollar.

(2) Ross Clarkson is a non-independent, Non-Executive Director.  As Chief Executive Officer until December 31, 2018, he was eligible to receive Options, PSUs and RSUs as a component of his LTIP.  Mr. Clarkson received $370,148 in payouts for PSUs and $37,894 for RSUs that vested during the year ended December 31, 2019 related to prior years when he held the position of President and Chief Executive Officer.  These values have been translated to U.S. dollars from Canadian dollars using the exchange rate on May 31, 2019 (the vesting date) of 1.3414 per U.S. dollar.  In addition, Mr. Clarkson was awarded $52,188 in DSUs during the year ended December 31, 2019 in his capacity as a Director. The share-based awards were awarded in Canadian dollars and are translated into U.S. dollars using the exchange rate on May 21, 2019 (the grant date) of 1.3413 per U.S. dollar. Mr. Clarkson also had 356,192 Options vest during the year ended December 31, 2019 related to prior years when he held the position of President and Chief Executive Officer with a value of $79,754, which value is based on the multiplying the difference between the market price of the Common Shares on the vesting date and the exercise price of the Options by the number of Options which vested on such date. The exercise price of the Options and the market price of the Common Shares were in Canadian dollars and are translated into U.S. dollars using the exchange rate on May 17, 2019 (the vesting date) of 1.3468 per U.S. dollar.

(3) Matt Brister, Robert Jennings and Bob MacDougall retired in 2019 and received no DSU awards in that year.  As DSUs vest upon grant, no awards vested during the year ended December 31, 2019 in respect of such individuals.

(4) The Company did not pay, and the Directors did not earn any, non-equity incentive plan compensation during the year-ended December 31, 2019.

DSU Plan

The Board approved a DSU Plan (the “DSU Plan”) on May 20, 2014 which permits the granting of DSUs to all Directors of the Company and its related entities ("DSU Participants"). The DSU Plan is administered by the CHR&G Committee as delegated by the Board. Prior to 2014, Directors received grants of Options as part of their annual retainer. As part of the review of director compensation initiated in 2013, the CHR&G Committee evaluated alternative means of providing compensation to Directors to improve alignment with the Company’s Shareholders and governance best practices. Following this review, the CHR&G Committee recommended and the Board approved a DSU plan for Directors to fully replace the use of Options. Directors may elect to receive all or a portion of their annual retainer payable to them in DSUs.

Each DSU Participant has the right to elect, at any time prior to December 15th of each year, to be credited with DSUs in lieu of all or any part of the annual retainer otherwise payable to such DSU Participant in cash in the immediately succeeding period. The number of DSUs to be credited to a DSU Participant's account is determined by dividing: (a) the dollar amount of the portion of the DSU Participant's compensation to be paid as DSUs by (b) the fair value of the DSUs. Each DSU will vest on the award date, unless specified otherwise by the CHR&G Committee. DSUs are non-transferable and non-assignable.

DSUs, which are granted pursuant to the DSU Plan, track the value of the Common Shares. Although the DSUs are vested at the time of grant, they are not paid out until a Director departs from the Board, at which time they are paid out in cash equal to the number of DSUs held, multiplied by the price of the Common Shares at the time of retirement less required withholdings. Payout will occur within thirty (30) days following the date of retirement or death of a DSU Participant and, in any event, no later than the earlier of the 60th day after the distribution date (as defined under the DSU Plan) and the end of the first calendar year commencing after the date of retirement or death. All dividends paid on the Common Shares are also paid to holders of DSUs through the issuance of additional DSUs.

Each DSU Participant is entitled to terminate or change his or her annual election, provided that they are not entitled to file more than one election notice in any calendar year unless specifically authorized by resolution of the Board. Upon death of a DSU Participant, any payment amount, less applicable withholdings, owed on DSUs granted under the DSU Plan will be paid to the deceased DSU Participant's estate prior to the final payment date (as defined under the DSU Plan).

In the event of any subdivision, consolidation, stock dividend, capital reorganization, reclassification, exchange, or other change with respect to the Common Shares, or a consolidation, amalgamation, merger, spin-off, sale, lease or exchange of all or substantially all of the property of the Company or other distribution of the Company's assets to Shareholders (other than the payment of dividends in respect of the Common Shares as contemplated under the DSU Plan), the account of each DSU Participant and the DSUs outstanding under the DSU Plan will be adjusted in such manner, if any, as the CHR&G Committee deems appropriate.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

Governance Philosophy

TransGlobe’s Board of Directors and management are committed to a high standard of corporate governance practices. The Company believes that strong governance is in the best interests of its Shareholders and promotes effective decision making at the Board level. The Company monitors Canadian, U.S. and UK regulations related to corporate governance, legal requirements and disclosure trends. As a Canadian corporation with Common Shares listed and/or quoted for trading on the TSX, NASDAQ and AIM, the Company is subject to Canadian rules and policies adopted by the TSX and Canadian Securities Administrators ("CSA"), as well as rules and listing standards applicable to "foreign private issuers" adopted by NASDAQ and the SEC, which includes provisions of the Sarbanes-Oxley Act of 2002 ("SOX") and the AIM Rules for Companies of the London Stock Exchange (March 2018) (the "AIM Rules") as amended from time to time.

This Statement of Corporate Governance Practices was approved by the Board and is made in accordance with National Instrument 58-101 - Disclosure of Corporate Governance Practices, which requires disclosure of the Company's approach to corporate governance. As noted above, TransGlobe considers Canadian corporate governance requirements, corporate governance rules and listing standards, applicable SEC and AIM Rules in determining its corporate governance practices. The Board of Directors has delegated responsibility to the CHR&G Committee, which is composed entirely of independent Directors, to oversee its corporate governance practices. The Company's corporate governance practices and policies are described more fully below.

The guidelines noted above as well as the Company's key governance policies are available in the corporate governance section of the Company's website at www.trans-globe.com.

Independence of the Board

The Board of Directors is responsible for determining whether or not each Director is independent.  NI 52-110 provides that a member is "independent" if the member has no direct or indirect material relationship with the issuer - a "material relationship" being one which could, in the view of the issuer's board of directors, reasonably interfere with the exercise of a member's independent judgment. NI 52-110 also specifically prescribes certain relationships that are considered to be material.

Based on the foregoing, the Board of Directors has determined that the following individuals are independent within the meaning of NI 52-110:  David Cook, Carol Bell, Edward LaFehr, Susan MacKenzie, Timothy Marchant, and Steven Sinclair. Randy Neely and Ross Clarkson are not independent within the meaning of NI 52-110. Mr. Neely is an Executive Officer of the Company. Mr. Clarkson retired as an Executive Officer of the Company on December 31 2018. A majority of the Directors are independent.

Independent Board Members	Year Appointed	Audit Committee	CHR&G Committee	R&HSES Committee	Disclosure & AIM Compliance Committee (6)
David Cook (Board Chairman) (1)	2014		x
Carol Bell (2)	2019	x	Chair
Edward LaFehr (3)	2019	x		Chair
Susan MacKenzie (4)	2014		x	x
Timothy Marchant (5)	2020
Steven Sinclair	2017	Chair	x
Not Independent
Ross Clarkson (7)	1995			x
Not Independent – Executive Officer
Randy Neely	2018				x

Notes:

(1)  David Cook, an independent Director, was appointed Board Chairman effective May 10, 2019.

(2)  Carol Bell was appointed Chair of the CHR&G Committee on May 10, 2019.

(3)  Edward LaFehr was appointed to the Board of Directors on March 12, 2019 and appointed Chair of the R&HSES Committee on May 10, 2019.

(4)  Susan MacKenzie was Chair of the CHR&G Committee for the period January 1 - May 10, 2019. Ms. MacKenzie attended 7 of 7 Board of Directors meetings; 3 of 4 R&HSES Committee meetings; and, 4 of 5 CHR&G Committee meetings in 2019. Ms. MacKenzie will retire from the Board of Directors on May 13, 2020.

(5) Timothy Marchant was appointed to the Board effective March 20, 2020.

(6)  The Disclosure and AIM Compliance Committee is comprised of Executive Officers only.

(7)  Ross Clarkson retired as Chief Executive Officer of the Company December 31, 2018.

The independent Directors of TransGlobe hold meetings at which non-independent Directors and members of management are not in attendance, as required, and in conjunction with the regularly scheduled meetings of the Board of Directors. Nine such meetings were held since the beginning of the Company's most recently completed financial year. The Audit Committee also meets regularly without any non-independent Directors present. Four such meetings were held in the most recently completed financial year.

The CHR&G Committee has the responsibility to ensure that the Board of Directors can function independently of management, including, without limitation, recommending to the Board of Directors mechanisms to allow Non-Executive Directors an opportunity to discuss the Company's affairs in the absence of management. Each of the Audit, CHR&G and R&HSES Committees also meet regularly with only Non-Executive Directors present.

Effective as of May 10, 2019, David Cook, who is an independent Director, became Chairman of the Board.  The Board of Directors has developed terms of reference for the Chairman of the Board, and they include the following general duties and responsibilities:

•	managing the Board and ensuring that the Board is organized properly and functions effectively to meet its obligations and responsibilities;
•	working with the Chief Executive Officer to ensure management strategies, plans and performance are appropriately represented to the Board;
•	working with the Chief Executive Officer to ensure effective relations with Board members, Shareholders, other stakeholders and the public;
•	working with the Corporate Secretary on all Board affairs, including communications; and
•	maintaining relations with Shareholders, other stakeholders and the public.

Serving on Other Boards

Currently, four of the Company’s independent Directors and three of the Company’s continuing independent Directors are also directors of other reporting issuers. See “Matters to be Acted Upon at the Meeting – Election of Directors”. Directors are required to advise the Chairman of the Board before accepting an invitation to sit on the board of another public company. If it is determined that a conflict of interest exists by serving on the board of another company, the Director is expected to act in accordance with the recommendation of the CHR&G Committee.

Interlocking Relationships

No TransGlobe Directors currently serve together on the same board of directors of any outside reporting issuer and as such no interlocking relationships exist.

Board Mandate

The Company has a Charter of Board of Director Governance, which is attached as Schedule A hereto.

Responsibilities and duties of the Board of Directors, which are more fully outlined in Schedule A attached hereto, include the following:

•	review and adopt the Company's strategic business plan, corporate objectives, financial plans and budgets and review against corporate performance;
•	identify and review the business risks of the Company and ensure that systems are in place to monitor and manage such risks;
•	approve the hiring of senior officers and monitor the performance of senior officers; and
•	ensure the Company maintains appropriate internal controls and management information systems.

Position Descriptions

The Board has developed written position descriptions or terms of reference for the Chairman of the Board, the Chair of each committee of the Board which include terms of reference for the Chair for each of the Audit Committee, the CHR&G Committee, the R&HSES Committee and for individual Directors. The Board has also developed charters for each committee of the Board.

The terms of reference for the Chair of the Audit Committee include the following general roles and responsibilities:

•	managing the affairs of the committee, including ensuring the committee is organized properly, functions effectively and meets its obligations and responsibilities;
•	working with the Chief Financial Officer to ensure effective relations with committee members; and
•	maintaining ongoing communications with the Chief Financial Officer and the Company's external auditors.

The terms of reference for the Chair of the CHR&G Committee include the following general roles and responsibilities:

•	managing the affairs of the committee, including ensuring the committee is organized properly, functions effectively and meets its obligations and responsibilities;
•	working with the Chief Executive Officer, Corporate Secretary and Chief Financial Officer to ensure effective relations with committee members;
•	maintaining ongoing communications with the Corporate Secretary and Chief Financial Officer;
•	working with the Company's independent compensation consultants;
•	overseeing management's formulation of and compliance with corporate governance policies and procedures;
•	leading the committee in overseeing management's formulation of human resource and compensation policies and procedures; and
•

preparing the Company's public disclosure relating to its corporate governance policies and procedures, and generally relating to compliance with corporate governance related legal and regulatory requirements.

The terms of reference for the Chair of the R&HSES Committee include the following general roles and responsibilities:

•	managing the affairs of the Committee, including ensuring the committee is organized properly, functions effectively and meets its obligations and responsibilities;
•	working with the Chief Executive Officer to ensure effective relations with committee members;
•	working with the Company's independent petroleum consultants, including ongoing communications;
•	maintaining on-going communications with the Chief Executive Officer;
•	leading the committee in overseeing the work of the Company's reserve data management team and the independent petroleum consultants; and
•	leading management's formulation of health safety environmental and social responsibility policies and procedures.

The terms of reference for individual Directors establish a number of standards for Directors, including the following:

•	fulfilling legal requirements of Directors, including a comprehensive understanding of the statutory and fiduciary roles;
•	preparing for each meeting and maintaining an excellent attendance record;
•	participating fully and frankly in the deliberations and discussions of the Board;
•	participating on committees and understanding the process of committee work; and
•	being generally knowledgeable about the business of the Company and its industry as well as the regulatory, legislative, business, social and political environments within which the Company operates.

The Board and the Chief Executive Officer have developed a written position description for the Chief Executive Officer.

The Chief Executive Officer's primary responsibilities include the following:

•	providing overall leadership and vision in developing, in concert with the Board of Directors, the Company's strategic direction;
•

providing overall leadership (including recommendations for appointment of, and changes to, Executive and other Officers) and vision in developing the tactics and business plans necessary to realize the Company's objectives;

•

managing the overall business to ensure strategic and business plans are effectively implemented, the results are monitored and reported to the Board, and financial and operational objectives are attained; and

•	managing the overall business to act with a view to the best interests of the Company, growing value and maximizing return to Shareholders.

Other Committees

The Board has four committees, each operating in accordance with a Board-approved written mandate.  This section provides a general review of each of the committees and their respective functions.

Audit Committee

The Audit Committee is comprised entirely of independent Directors.

Members:  Steven Sinclair (Chair), Carol Bell and Edward LaFehr

The Audit Committee is a committee of the Board of Directors appointed to assist the Board in monitoring (i) the integrity of the financial statements of the Company; (ii) compliance by the Company with legal and regulatory requirements related to financial reporting; (iii) qualifications, independence and performance of the Company's independent auditors; and (iv) performance of the Company’s accounting, internal controls and financial reporting process and monitoring business risks.

The roles and responsibilities of the Audit Committee include the following:

•	reporting committee actions to the Board of Directors with such recommendations as the committee may deem appropriate;
•

adopt and review annually a mechanism through which employees and others can directly and anonymously contact the Audit Committee with concerns about accounting, internal accounting controls and auditing matters;

•	recommend to the Board the annual nomination of the independent auditor to be proposed for Shareholder approval;
•

review and discuss with management and the independent auditor annual and interim financial statements (including related notes and Management Discussion & Analysis) at the completion of any review engagement or other examination and prior to public disclosure, and resolve to recommend approval of said documents to the Board of Directors; and

•

consider management’s assessment and the effectiveness of internal control over financial reporting, inquiry of management and the independent auditor about significant financial risks, exposures, deficiencies or material weaknesses identified and the steps management has taken to minimize such risks, exposures, deficiencies and material weaknesses to the Company and any changes in internal control over financial reporting that have materially affected or are reasonably likely to materially affect the Company’s internal control over financial reporting and are required to be disclosed, as well as any other changes in internal control over financial reporting that were considered for disclosure in the Company’s periodic filings with the SEC or AIM.

Reserves, Health Safety Environment and Social Responsibility Committee

The R&HSES Committee consists of three members the majority of whom are independent. The Chair of the committee must be independent.

Members:  Edward LaFehr (Chair), Ross Clarkson, and Susan MacKenzie

The Board of Directors established the R&HSES Committee to assist the Board in monitoring the integrity of the oil and gas reserves of the Company, compliance by the Company with legal and regulatory requirements related to reserves, qualifications, independence and performance of the Company's independent reserve evaluators, and the performance of the Company's procedures for providing information to the independent reserve evaluators.

The charter for the R&HSES Committee includes the following responsibilities:

•	reporting committee actions to the Board of Directors with such recommendations as the committee may deem appropriate;
•	providing a report of management and Directors on oil and gas disclosure for the Company's Annual Information Form;
•	engaging with the independent reserve evaluators and evaluating the performance of the independent reserve evaluators;
•	ensuring no restrictions are placed by management on the scope of the reserve evaluators' review and examination of the Company's information;
•

ensuring that no Officer, Director or employee attempts to fraudulently influence, coerce, manipulate or mislead any evaluator engaged in the preparation of the Company's oil and gas reserves statements;

•	reviewing process and results in relation to the completion of the reserve evaluations;
•	reviewing and approving annually, the annual HSES targets for consideration the CHR&G Committee in the short term incentive plan ("STIP");
•	providing the CHR&G Committee an annual report of HSES performance on STIP targets; and
•	providing the Board with a quarterly update on HSES.

Compensation, Human Resources and Governance Committee

The Board's CHR&G Committee is comprised entirely of independent Directors.

Members:  Carol Bell (Chair), Susan MacKenzie, and Steven Sinclair

The roles and responsibilities of the CHR&G Committee include the following:

•	identifying, reviewing the qualifications of, and recommending to the Board of Directors possible nominees for the Board of Directors;
•	assessing Directors on an ongoing basis and overseeing the effective functioning of the Board of Directors, including the orientation and education of new recruits to the Board of Directors;
•	assessing the Board's committee structure on an ongoing basis and recommend changes where appropriate;
•	reviewing the size and composition of the Board of Directors and committee structure;
•	reviewing the appropriateness of the terms of the mandate and responsibilities of the Board of Directors and the charters, mandates and responsibilities of each of the committees;
•	undertaking such other initiatives as are needed to assist the Board of Directors in providing efficient and effective corporate governance for the benefit of Shareholders;
•	reviewing and recommending corporate goals and objectives relevant to the incentive compensation of the Company's Executive Officers and employees;
•	providing performance assessments of financial, operations, and strategic objectives to the Board;
•	determining total compensation, including salary, STIP, long term incentive plan ("LTIP") and benefits, of the Executive Officers, subject to the terms of existing contractual arrangements;
•

overseeing the Company's Option Plan, performance share unit plan (the "PSU Plan"), restricted share unit plan (the "RSU Plan") and deferred share unit plan (the "DSU Plan") and determine their use as forms of incentive compensation;

•	reviewing terms of new Executive Officer contracts, amendments or renewal of existing Executive Officer contracts and make recommendations for approval of contracts to the Board of Directors;
•

based on recommendations of the Chief Executive Officer, determining the general compensation structure and policies and programs for the Company such that the Company is able to attract, motivate and retain key personnel;

•	reviewing and making recommendations to the Board on issues that arise in relation to any employment contract in force;
•

reviewing the compensation of the Directors in light of time constraints, competitive fees, risks and responsibilities and make recommendations for approval of Directors' fees to the Board of Directors;

•	reviewing succession planning and leadership development plans and progress related to the position of Chief Executive Officer and other senior leadership positions;
•	reviewing and approving severance arrangements for Executive Officers;
•	considering the risks associated with the Company's compensation policies; and
•	annually reviewing the charter and proposing amendments to be ratified by a simple majority of the Board of Directors.

Disclosure and AIM Compliance Committee

Members:  Randy Neely (Chair), Edward ("Eddie") Ok and Geoff Probert

The roles and responsibilities of the Disclosure and AIM Compliance Committee include the following:

•

ensuring that the Directors, management and employees of the Company are at all times fully aware of their obligations under the AIM Rules and the AIM Note for Mining, Oil and Gas Companies (the "AIM Note"), each of which is published and amended from time to time by the London Stock Exchange plc (the “LSE”), the EU Market Abuse Regulation (596/2014) ("MAR"), as well as the disclosure rules and regulations (the "TSX Rules") of the TSX and the disclosure rules and regulations (the "NASDAQ Rules") of the NASDAQ;

•

achieving the objective of ensuring that communications and disclosure to the public about the Company are informative, timely, factual, balanced and accurate and are broadly disseminated in accordance with all applicable legal and regulatory requirements;

•	ensuring that the Directors, management and employees of the Company are at all times fully aware of the Company's approach to disclosure; and
•	monitoring compliance with the Company's Disclosure Policy, Share Dealing and Insider Trading Policy and AIM Compliance Code.

Nomination of Directors

The CHR&G Committee (composed entirely of independent Directors) oversees the nomination of Directors to the Board.  The CHR&G Committee may engage an outside consultant to assist in identifying qualified candidates for the Board. The nominees for Directors are initially considered and recommended by the CHR&G Committee, approved by the entire Board and appointed by the Company or Shareholders, as required.

Board Evaluation and Renewal

The CHR&G Committee evaluates regularly the effectiveness and contribution of the Board, the Chairman of the Board and the chair of each committee and the effectiveness and contribution of individual Directors, having regard for the mandate of the Board and position descriptions, attendance at Board and committee meetings, overall contribution and, in the case of individual Directors, the competencies and skills the individual Director is expected to bring to the Board. The Board has adopted an annual board questionnaire to assist in the assessment of the functioning of the Board of Directors as a whole, and through an annual self-assessment which are all submitted to the CHR&G Committee Chair. The results of the Board questionnaires are summarized and actions developed as results are reviewed with the whole Board. Meetings between the Chairman of the Board and individual Directors are held to discuss results of the evaluation.

The Board has adopted a retirement policy for Directors (described on page 29 of this Information Circular). The Board has not adopted a formal policy on term-limits for members of the Board. The Company believes that its approach to Board evaluation and succession planning ensures adequate renewal.

Also, all independent Board members confirm their continued independence annually by completing a Director’s independence questionnaire.

Board Orientation and Continuing Education

The CHR&G Committee is responsible for overseeing the orientation of Directors new to the Board of Directors. The Board of Directors has adopted an Orientation Policy for new Directors. Under the Orientation Policy, a member of management (the Chief Executive Officer, Chief Operating Officer or Chief Financial Officer) organizes an orientation program for newly elected Directors of the Company. The initial orientation includes a detailed briefing on all significant areas of the Company's operations by members of senior management. New Directors are provided with a comprehensive Board manual which contains a record of historical information about the Company, the charters of the Board and its committees and other relevant business information relating to the Company. All new Directors, within 24 months of becoming a Director are invited to visit the Company's main operations.

The Board of Directors has adopted a Continuing Education and Development Policy for Directors. Under the Continuing Education and Development Policy, continuing education is provided to Directors through regular presentations by senior management on the key areas of the Company's business. On an annual basis, Directors will attend a strategy meeting with senior management of the Company that provides for a comprehensive review of the Company's operations and include an in-depth discussion of the strategic plans of the Company for the coming year. In addition, the Company schedules reviews of various governance topics relevant to the Company, with area experts. These reviews may include, for example, best practices in corporate governance, human resources, risk management including hedging, credit and information technology and a review of major environmental and geopolitical issues. Each Director of the Company is expected to maintain the level of expertise necessary to perform his or her responsibilities as a Director. The Company provides a reasonable allowance for outside board education for each Director on an annual basis.

All Directors receive an extensive package of materials prior to each Board meeting. These materials provide a comprehensive summary of each agenda item to be discussed. Similarly, committee members also are provided with a comprehensive summary on each agenda item to be discussed at committee meetings.

Directors participate in numerous presentations regarding market conditions, governance and director liability.

Directors are made aware of corporate director-focused educational seminars offered by third-party professional organizations.

The Company may cover the cost of relevant courses for Directors.

Skills Matrix

On a regular basis, the Board of Directors reviews a skills matrix to ensure a full complement of skills is available from members of the Board to assist the Company in achieving its objectives. The most recent skills matrix was reviewed and approved in 2019 and is set out below mapped to continuing Directors' skills, experience and attributes.

	David Cook	Carol Bell	Ross Clarkson	Edward LaFehr	Timothy Marchant	Steven Sinclair	Randy Neely
DIRECTOR BACKGROUND
Current Number of Public Boards	1	4	1	2	4	1	1
Committees *		1,2	3	1,3		1,2	CEO, 4
Director Since	2014	2019	1995	2019	2020	2017	2018
AREA OF EXPERTISE
Audit / Accounting		x	x			x	x
M&A / Capital Markets	x	x	x	x	x	x	x
Oil & Gas Legal / Commercial	x	x	x	x	x		x
Engineering / Operations / G&G	x		x	x	x
Executive Management	x	x	x	x	x	x	x
Human Resources		x	x			x
Governance	x	x	x	x	x	x	x
Risk Management	x	x	x	x	x	x	x
INDUSTRY EXPERIENCE
Oil & Gas Exploration & Production	x	x	x	x	x	x	x
Marketing / Storage / Transportation	x	x	x
International	x	x	x	x	x		x
Government Relations	x	x	x	x	x		x
BOARD COMPOSITION
Geographic	USA	UK	Can	Can	Can	Can	UK
Active Executive	N	N	N	Y	N	N	Y
Age	57	61	66	60	69	63	53
Gender	M	F	M	M	M	M	M

Note:

*Committees:  1 Audit Committee, 2 CHR&G Committee, 3 R&HSES Committee, 4 Disclosure and AIM Compliance Committee

Diversity

The Board of Directors has adopted a Diversity Policy (the “Diversity Policy”) that pertains to Board nominations, Executive Officer appointments and employee hiring.  Under the Diversity Policy, selection will be made on the basis of the skills, knowledge, experience and character of individual candidates and the requirements of the Board, management and staff at the time. The Company believes that considering the broadest group of individuals who have the skills, knowledge, experience and character required to provide the leadership and skills needed to achieve its business objectives, without reference to their age, gender, race, ethnicity, sexual orientation, physical disability or religion is in the best interests of the Company. The Board recognizes the benefits of diversity within the Board, management and the Company in general, and will encourage the consideration of women who have the necessary skills, knowledge, experience and character for Board nominations, Executive Officer appointments and employee hiring.  For the forgoing reasons, the Board has not imposed any targets regarding the representation of women on the Board or as Executive Officers.

The CHR&G Committee ensures the effectiveness of its Diversity Policy by reviewing the process of identifying female candidates and their consideration relative to other candidates. The CHR&G Committee also regularly reviews the number of women appointed and serving on the Board and in Executive positions to evaluate whether it is desirable to adopt additional requirements or policies with respect to Board and Executive Officer diversity.

In late 2019, in anticipation of a planned retirement, the Company engaged a recruitment agency to prepare a list of candidates with the skills and knowledge required to serve on the Board without consideration to age, race, ethnicity, sexual orientation, physical disabilities or religion. Specific direction was given to include gender diversity in the search. The CHR&G Committee considered a comprehensive list of candidates and prepared a short list for further evaluation. The Board is confident that the candidate selected and subsequently appointed to the Board in March, 2020 was selected based on merit.

Following a successful search in the latter half of 2018, the Company welcomed Geoff Probert as Chief Operating Officer in March of 2019 to replace Lloyd Herrick, who had informed the Company that he planned to retire January 1, 2020.  Similar to the process for the recruitment of outside directors, the Company engaged a recruitment firm to prepare a list of candidates with the requisite skills to serve as the Chief Operating Officer. The firm was directed to identify female candidates, but was not to consider race, ethnicity, sexual orientation, physical disabilities or religion, in preparing the list of possible candidates.

Following the Meeting, one out of seven (14%) of the Company's continuing Directors are women and women hold nil out of 3 (0%) Executive Officer positions with the Company. The Board believes that its current membership has the expertise, skills, geographic representation, diversity, character and size to represent the interests of Shareholders and appropriately address the Company's business needs.

Non-Executive Director Share Ownership

On January 22, 2013, the Board of Directors adopted a mandatory Share Ownership Policy for Directors (the “Non-Executive Director Share Ownership Policy”) whereby Directors are required to acquire and hold Common Shares and/or DSUs with a minimum aggregate market value or original purchase cost or issued value of three times the annual retainer fee. Directors have a period of five years from the date of the implementation of the policy on January 22, 2013, or from the date of their appointment as a Director of the Company, whichever is later, to acquire the value required.

In May, 2018, the Non-Executive Director Share Ownership Policy was amended to specify that 50% of the share ownership requirement be held in Common Shares.  Directors have three years from the date of the policy amendment to meet this new requirement.  As a result, Messrs. Cook and Sinclair have until May, 2021 to accumulate this Common Share requirement. Dr. Bell and Mr. LaFehr have until January, 2024 and March, 2024 respectively to achieve the policy requirements.  Dr. Marchant has until March, 2025 to achieve the policy requirements.

Directors are required to confirm annually, for the Company's management information circular, their beneficial Common Share ownership position and that the required ownership is not hedged or otherwise sold.

Name	Common Shares (#)	DSUs(1) (#)	Total Number of Common Shares and DSUs owned (#)	Total Value of Common Shares & DSUs Owned(2)(4) ($)	Total Value of Shareholdings Required(3)(4) ($)	Meets Share Ownership Requirements
David Cook	103,867	254,898	358,765	678,102	382,996	Yes
Carol Bell	-	30,906	30,906	49,268	269,133	In Progress
Ross Clarkson	1,846,493	30,906	1,877,399	3,668,093	269,133	Yes
Timothy Marchant	-	-	-	-	269,133	In Progress
Edward LaFehr	15,000	30,906	45,906	111,728	269,133	In Progress
Steven Sinclair	50,000	86,266	136,266	217,306	269,133	In Progress

Notes:

(1)  All DSUs vest immediately upon grant but cannot be redeemed until the Director ceases to be a Director of the Company.

(2)  Total Value is determined in accordance with the Non-Executive Director Share Ownership Policy as "the greater of the "ACB or the fair market value determined by multiplying the number of Common Shares by the individuals' ACB and the DSUs by the grant price or the original purchase price in the case of Common Shares or fair market value at the date of grant in the case of DSUs”.

(3)  Based on three times the annual retainer effective January 1, 2020.

(4) These values have been translated into U.S. dollars from Canadian dollars using the closing exchange rate of 1.4491 per U.S. dollar on March 24, 2020.

(5) Susan MacKenzie’s total value of shareholdings is excluded from the table above as she will retire from the Board of Directors on May 13, 2020.

Directors have a period of five years from the date of their appointment as a Director of the Company to acquire the value required.  In the event of a change to the Non-Executive Director Share Ownership Policy, Directors will have three years from the date of change to comply with the new requirements.

Retirement Policy for Directors

The Board of Directors has adopted a mandatory retirement policy. The Company's Directors are not permitted to stand for re-election to the Board of Directors once they have reached the age of 75. The Board of Directors reserves the right to deviate from the policy under extenuating circumstances. The CHR&G Committee has the responsibility to evaluate annually the qualification of each Director standing for re-election in the current year.

Retirement Policy for Executive Officers and Employees

The Board of Directors adopted a retirement policy for Executive Officers and employees of TransGlobe. Executive Officers and other employees are eligible for approved retirement when the individual has greater than or equal to 10 years of service with the Company and is older than 55 years of age. The Board of Directors reserves the right to deviate from the policy under extenuating circumstances.

Majority Voting Policy

The Company's Majority Voting Policy requires a Director receiving more "WITHHOLD" votes than "FOR" votes at any meeting of Shareholders in respect of which the number of nominees for Director is equal to the number of Directors to be elected, such nominee shall immediately tender his/her resignation to the Board of Directors. The Board shall consider the resignation within 90 days of the Shareholders meeting and will accept the nominee's resignation absent exceptional circumstances, having regard to all relevant matters, and issue a press release to the TSX disclosing its determination.

Code of Business Conduct and Other Governance Policies

The Company has adopted a corporate code of conduct which is applicable to the Company, its employees and contractors (the "Corporate Code of Conduct"). A copy of the Corporate Code of Conduct has been posted to SEDAR at www.sedar.com, and to EDGAR at www.sec.gov and on the Company's website under AIM Rule 26.

The Corporate Code of Conduct for the Company is intended to guide employees and contractors activities to enhance value and to minimize situations where a conflict of interest could arise and where harm to the Company and its employees could occur. The Corporate Code of Conduct addresses responsibilities and values, insider trading, business relationships, entertainment, gifts and favours, compliance and monitoring. Adherence to the Corporate Code of Conduct is monitored by management through routine supervisory practices and an annual Corporate Code of Conduct disclosure and sign-off process. When an investigation results in a finding that the Corporate Code of Conduct has been breached, the employee or contractor who has breached the Corporate Code of Conduct may, depending upon the seriousness of the breach, be subject to discipline up to and including termination of employment.

The Company has also developed a specific code of conduct for its Directors and Officers (the "Code") (which is also available on SEDAR and EDGAR). The Code provides generally that each individual being considered for nomination as a Director must disclose to the CHR&G Committee all interests in relationships of which the Director is aware at the time of consideration which will or may give rise to a conflict of interest. If such an interest or relationship should arise while the individual is a Director, there is a positive onus on the Director to make disclosure of the same to the Corporate Secretary or the Chairman of the Board. Each Director is also required by the Code to report any known or suspected breach of the Code to the Chairman of the Board, and is annually required to review, sign and deliver to the Board Chair an executed copy of the Code.

Pursuant to the Code, all Directors have agreed to the following guidelines respecting conflicts of interest:

•

Directors shall avoid situations that may result in a conflict or perceived conflict between their personal interests and the interest of the Company and situations where their actions as Directors are influenced or perceived to be influenced by their personal interests;

•

each Director must at all times comply fully with applicable law and should avoid any situation which could be perceived as improper, unethical or indicative of a casual attitude towards compliance with the law;

•

no Director may hold a significant financial interest, either directly or through a relative or associate, or hold or accept a position as an officer or director in an organization in a relationship with the Company, where, by virtue of his or her position with the Company, the Director could in any way benefit the other organization by influencing the purchasing, selling or other decisions of the Company, unless that interest has been fully disclosed in writing to the Board; and

•	a "significant financial interest" in this context is any interest substantial enough that decisions of the Company could result in gain for the Director.

Last, in accordance with the ABCA, Directors who are a party to or are a director or an officer of a party to a material contract or material transaction, are required to disclose the nature and extent of their interest and are not permitted to vote on any resolution to approve the contract or transaction.

The Board provides leadership, supervision and support for the employees of the Company to uphold the principles articulated in the Corporate Code of Conduct.

Share Dealing and Insider Trading Policy

The Company has a Share Dealing and Insider Trading Policy in accordance with the requirements of the AIM that ensures the Company and its Directors, Officers, employees and consultants satisfy legal and ethical obligations related to proper and effective disclosure of corporate information and the trading of securities with that information.

The Share Dealing and Insider Trading Policy also contains an anti-hedging provision which includes a prohibition on Directors, Officers and employees purchasing financial instruments such as prepaid forward contracts, equity swaps, collars, or units of exchange funds that are designed to hedge their underlying position in Company shares.

Disclosure Policy

The Company has adopted a Disclosure Policy to ensure that communication to the public is done in a timely, factual and accurate manner as well applicable to legal and regulatory requirements. The Disclosure Policy extends to all employees and contractors of the Company, its Board of Directors, and those authorized to speak on behalf of the Company. Annually, all employees and contractors of the Company are required to attend a policy review meeting at which the Disclosure Policy is discussed. The Disclosure and AIM Compliance Committee meets a minimum of two times a year or as needed to review and plan upcoming disclosure obligations.

Anti-Bribery and Corruption Policy

The Company adopted an Anti-Bribery and Corruption Policy in May 2018.  The Anti-Bribery and Corruption Policy sets out TransGlobe's responsibilities, and of those working for the Company, in observing and upholding the Company's position on bribery and corruption. As well the Anti-Bribery and Corruption Policy provides information and guidance to those working for the Company on how to recognize and deal with bribery and corruption issues.

Report from the Disclosure and AIM Compliance Committee

The Disclosure and AIM Compliance Committee meets and reports to the Board of Directors semi-annually.  The Committee’s mandate includes the review of disclosure requirements, Company policies, multiple exchange rules, reporting requirements and changes to legislation and regulations in applicable jurisdictions.

EXECUTIVE COMPENSATION

LETTER TO SHAREHOLDERS

Fellow Shareholder:

The Compensation, Human Resources and Governance Committee ("CHR&G Committee”) and Board of Directors believe in providing clear and transparent disclosure to help our Shareholders understand the compensation of our Executives as well as the rationale behind our compensation decisions. This letter to Shareholders outlines our strategy and objectives, our performance in 2019, and how this performance informed and guided pay decisions during the year. A more detailed description of our compensation programs and decisions can be found in the Compensation, Discussion and Analysis (“CD&A”) following this letter.

Our Strategy

TransGlobe’s corporate strategy is to build long-term Shareholder value through the profitable acquisition, development and exploitation of oil and gas assets with a focus on under-developed or brown-field opportunities. Since 2008 our efforts have principally focused on the Middle East and North Africa (MENA) region.  In late 2016 we acquired Canadian assets with the intention of continuing to leverage our operational, administrative and managerial competencies. The Company plans to invest in profitable, advantaged projects taking into account the transition to a lower carbon economy.  Specifically, it intends to focus on increasing the production, reserves and profitability of our Egyptian Eastern Desert assets through the negotiation of a consolidation, amendment and extension of our production sharing contracts and through the further development and exploitation of the existing oil fields, in the Western Desert through the development of the existing discovery and through further exploration, as well as development of our Canadian assets. In addition, the Company is seeking acquisitions that leverage our core competencies of rigorous operational excellence and government relations in a broad regional area principally focused in the circum-Med and African continent.

2019 Performance:

Relatively stable oil prices that ranged between $53 and $75 per barrel during the year, production performance that exceeded guidance and comparable operating and G&A costs per barrel with the prior year, but offset by lower oil sales in Egypt than planned resulted in financial results within the Company’s range of expectations. The Company’s crude oil inventory increased from under 600,000 barrels at the end of 2018 to approximately 1,000,000 barrels at the end of 2019 – this increase contributed to lower overall results than would have been expected.  This growth in crude inventory is not considered permanent and management expects to bring the quantum of crude oil in inventory back to normal levels in 2020.  The Company continued to focus on maintaining a strong balance sheet and repaid $15 million on the prepayment facility, decreasing the balance outstanding to $30 million. The Company also paid $5.1 million to Shareholders through two $0.035/Common Share dividend payments in April and September of 2019.

In Egypt, the Company drilled a successful exploration well in West Bakr (HW-2X), an area that continues to deliver additional potential. In the Western Desert the Company was able to move the South Ghazalat 6X well into production just prior to year-end 2019.  Early on-stream results from the 6X discovery have been lower than expected and the well may be recompleted to the lower zone earlier than originally anticipated.

In Canada, the Company drilled four wells; three development wells in the core Harmattan area and one outpost well in the South Harmattan area.  The three Harmattan wells came on as expected and are performing within the expected range for Cardium oil wells.  The outpost well significantly exceeded pre-drill expectations.  The Company is in the early stages of accessing the potential impact of this discovery on its land holdings which were primarily acquired in 2018.  As a result of this discovery, the Company decided to increase its capital spending in Canada to target increased production in this area in 2020, although this is currently under review given the dramatic impact the spread of the coronavirus is currently having on world oil prices.

The Company continued its negotiation with the Egyptian General Petroleum Corporation (“EGPC”) for the consolidation, amendment and extension of its Eastern Desert Production Sharing Contracts (“PSCs”) and while not yet completed there is a strong degree of confidence that this multi-year effort will be concluded successfully within the coming year.  In addition, the Company pursued several asset and corporate acquisitions during the year but were unable to meet both the price expectations of the sellers and the acquisition criteria sought by the Company.

2019 Pay Decisions:  The Board, on recommendation from the CHR&G Committee considers both corporate and individual performance in making its pay decisions each year. The following decisions were made during the year:

Base Salaries: Other than an increase to Mr. Neely’s salary associated with his promotion to Chief Executive Officer, all other NEO salaries were held constant from 2018 levels.

Short-term Incentive Plan:  Based on Company results, the CHR&G Committee recommended, and the Board approved a short-term incentive plan ("STIP") corporate score of 0.98. For a more detailed discussion of the STIP refer to page 38 of the CD&A.

Long-term Incentive Plan:  In 2019, LTIP grants were awarded at target and comprised of 40% Options and 60% PSUs.  The PSU performance measure of relative Total Shareholder Return (“TSR”) (0-2x) is paid out based on peer group positioning p25-p75) and is capped at a multiplier of 0.75 should absolute TSR be negative over the three-year performance period.

Chief Executive Officer Compensation: Mr. Neely's performance was assessed by the full Board on the achievement of 2019 corporate and Chief Executive Officer objectives. Mr. Neely’s compensation in 2019 was directly tied to corporate performance with 70% of his total direct compensation ("TDC") at-risk. Mr. Neely received a base salary increase of 3% associated with his promotion to Chief Executive Officer, a STIP payout based on a STIP corporate scorecard score of 0.98, and a LTIP grant award of approximately 100% of target.

Chief Operating Officer Compensation:  Mr. Probert was recruited to the position of Chief Operating Officer effective March 18, 2019 consistent with existing executive compensation construct and targets.

Director Compensation:  The Board made no changes to the Director compensation structure in 2019.  Director compensation had been revised in 2018 including reduced DSU grant targets, reduced cash retainers and the elimination of committee fees, which were effective January 1, 2018.

Compensation and Alignment to Performance

The Board remains confident that TransGlobe’s compensation program will enable the Company to attract, motivate and retain top talent and is well aligned to the interests of Shareholders. We highlight the following elements:

•	rigorous STIP with scorecard aligned to key operational, financial, and strategic objectives;
•	the LTIP mix for Executives is 100%, or "fully at risk";
•	PSUs constitute 60% of the Executive LTIP mix, with relative TSR performance conditioning and a threshold of absolute positive return requirement for vesting and payout to occur;
•	no pension plan;
•	material benefits limited to expatriate living allowance schemes implemented in November 2018 for Executives located in London, UK; and,
•	Executive Officer share ownership guidelines of 3X base salary for Chief Executive Officer and 2X base salary for Chief Operating Officer, Executive Vice President and Chief Financial Officer.

2019 Compensation Review

During 2019, the CHR&G Committee engaged Korn Ferry (UK) to provide a review of existing executive compensation competitiveness and positioning within the London market.  The conclusions of the consultants suggested that while the construct of the compensation scheme was significantly different than traditional UK schemes, namely that there was more at-risk / variable compensation for the Company executives, the total expected compensation was competitive.  Based on that conclusion and given the other significant business matters being dealt with in 2019, the CHR&G Committee determined that a restructuring of the compensation scheme for the TransGlobe Executives in 2019/2020 was not a critical necessity.

The CHR&G Committee intends to revisit the executive compensation scheme in 2020 with the potential for a comprehensive restructuring to better align it with the peer group the Company competes with in the UK market.

2020 Compensation Decisions Made

Given the deterioration of the oil price and the disruption to oil demand and the business environment generally resulting from the COVID-19 pandemic, decisions made year to date that relate to 2020 executive compensation include:

•	Director, NEO and all staff salaries have been reduced by 10%;
•	Agreeing the 2020 STIP scorecard, which would usually have taken place by now, has been deferred and will be considered at a later date; and
•	Similarly, agreeing 2020 LTIP grants have also been deferred and will be considered at a later date.

Conclusion

We trust our approach to compensation programs further demonstrates our commitment to a pay-for-performance compensation philosophy. We would like to emphasize that we will continue to re-evaluate current practices and monitor emerging best practices in light of the current pandemic and act to modify our policies for 2020 accordingly. We encourage you to engage with us on our approach to compensation and with any related questions, you may have by emailing us at boardofdirectors@trans-globe.com.

On behalf of the Board of Directors, we thank you for taking the time to read our disclosure.

Signed: Carol Bell	Signed: David Cook
Chair,	Chairman,
CHR&G Committee	Board of Directors

COMPENSATION DISCUSSION & ANALYSIS

Role and Composition of the Compensation, Human Resources and Governance Committee

TransGlobe's Board of Directors is responsible for the oversight of compensation matters at TransGlobe. The CHR&G Committee assists the Board in establishing and overseeing Director and Executive compensation, including completing an annual review of the compensation of TransGlobe’s Officers, employees and Directors, as well as reviewing and considering other compensation-related matters. On an ongoing basis, the CHR&G Committee reviews succession planning, specifically, in relation to the positions of Chief Executive Officer and senior leadership positions.

Composition of the Compensation, Human Resources and Governance Committee

In 2019 the CHR&G Committee was comprised of three independent Directors (Dr. Bell, Ms. MacKenzie, and Mr. Sinclair). Each of these Directors has significant experience in board and senior management roles of domestic and international oil and gas exploration companies where they were responsible for designing, implementing and monitoring the effectiveness of executive compensation policies and practices.

The following is a brief description of the relevant skills and experience of each CHR&G Committee member that served for 2019.

CHR&G Committee(1)	Independent	Relevant Skills and Experience
Carol Bell (Chair)	Yes

Dr. Bell was most recently the chair of the Corporate Responsibility Committee of Ophir Energy plc prior to the sale of Ophir to Medco, and a member of Ophir’s Nomination Committee and has previously served on compensation, governance, and human resource committees for numerous public and privately held companies.

Susan MacKenzie(2)	Yes

Ms. MacKenzie is former chair of the Compensation & Human Resources Committee of Enerplus Corporation, chairs the Governance, Nominating and Compensation Committee of Freehold Royalties Ltd. and serves on the Human Resources and Compensation Committee of Precision Drilling Corporation. As Vice President Human Resources for Petro-Canada, Ms. MacKenzie was responsible for the company’s compensation programs and policies, for succession planning and leadership development and was Senior Management representative on the Management Resources & Compensation Committee. She holds the ICD.D designation from the Institute of Corporate Directors.

Steven Sinclair	Yes

Mr. Sinclair has over 30 years' experience in senior leadership roles in the oil and gas industry. Mr. Sinclair held the position of Senior Vice President and CFO at ARC Resources Ltd. and several other senior leadership roles at ARC Resources Ltd.

Notes:

(1)	David Cook was a member of the CHR&G Committee until May 10, 2019.
(2)	Susan MacKenzie was the chair of the CHR&G Committee from January 1, 2019 to May 10, 2019.

Compensation Advisor

TransGlobe’s compensation policies have allowed the Company to attract, motivate, and retain a team of Executive Officers and employees working towards the common goal of enhancing Shareholder value. In an effort to ensure that TransGlobe is maintaining a competitive compensation arrangement for its Executive Officers, Directors and employees, the CHR&G Committee has, on a periodic basis, engaged the services of independent compensation advisors.

In 2018 and 2019, the CHR&G Committee engaged the services of Hugessen Consulting Inc. ("Hugessen"), an independent compensation advisor. In 2018, Hugessen provided support to the CHR&G Committee in understanding current market and industry trends as well as advising on specific CHR&G Committee matters related to executive compensation. In 2019, Hugessen provided services related to the review and determination of certain calculations under the Company’s PSU Plan, compensation benchmarking, review of pay comparator groups and additional support on compensation disclosure and analysis.

In 2019, the CHR&G Committee engaged Korn Ferry UK to specifically review the compensation of the Executive Officers of the Company following their domicile to the UK in 2018.  While the review highlighted that the current compensation scheme for the Executives resulted in a disproportionate level of at-risk compensation than would be typically observed with other UK based executives, the total targeted compensation was at a comparable level.  Based on that advice and given the strategic initiatives being pursued by the Executive, the committee elected to not begin a restructuring of the current compensation scheme for the Executive Officers.

Executive / Director Compensation Advisor Related Fees

Consultant	Year Retained	Executive Compensation Related Fees ($)	All Other Fees ($)
Korn Ferry UK	2019(1)	31,906	—
Hugessen Consulting Inc.	2019(1)	23,273	6,801
	2018(2)	50,289	613

Notes:

(1)  Fees have been paid in Canadian dollars and British pound sterling and have been translated into U.S. dollars using an average exchange rate for the 2019 reporting year of 1.3269 per U.S. dollar and 0.7834 per U.S. dollar respectively.

(2)  Fees have been paid in Canadian dollars and are translated into U.S. dollars using an average exchange rate for the 2018 reporting year of 1.2957 per U.S. dollar.

Compensation Approval Process

The following outlines elements of the CHR&G Committee's typical executive compensation approval process:

1.	Review & Align: The CHR&G Committee reviews and confirms alignment of compensation philosophy and objectives with the compensation program and practices;
2.	Consult: As deemed necessary, the CHR&G Committee consults with its independent advisor on executive compensation;
3.	Benchmark & Report: As deemed necessary by the CHR&G Committee, the independent advisor conducts benchmarking against a CHR&G Committee reviewed and approved pay comparator group;
4.

Review & Analyze: The CHR&G Committee reviews the results of any such benchmarking and, with the input from its independent advisor, develops a recommendation for the Chief Executive Officer and other executive compensation design;

5.	Recommend: The CHR&G Committee recommends Chief Executive Officer and the other executive compensation to the Board; and
6.	Approve: The Board approves Chief Executive Officer and other executive compensation.

Named Executive Officers

For the purposes of this Information Circular, "Named Executive Officer" or "NEOs" means each of the following individuals: (a) the Chief Executive Officer of the Company, (b) the Chief Financial Officer of the Company, (c) each of the three most highly compensated Executive Officers of the Company (including any of its subsidiaries) or the three most highly compensated individuals acting in a similar capacity, other than the Chief Executive Officer and Chief Financial Officer, at December 31, 2019 whose total compensation was, individually, more than $150,000, as determined in accordance with National Instrument 51-102 - Continuous Disclosure Obligations ("NI 51-102"), for that financial year; and (d) each individual who would be an NEO under (c) but for the fact the individual was neither an Executive Officer of the Company or its subsidiaries, nor acting in a similar capacity, at December 31, 2019.

The following section outlines the compensation programs in which the NEOs participate. For 2019, the NEOs were:

•	Randy Neely - Chief Executive Officer
•	Lloyd Herrick - Executive Vice President (retired January 1, 2020)
•	Eddie Ok - Vice President, Finance and Chief Financial Officer
•	Geoff Probert - Vice President and Chief Operating Officer (appointed March 18, 2019)

The Company does not consider any other employee of the Company to be acting in a similar capacity as an Executive Officer.

Executive Compensation Philosophy

TransGlobe's compensation program is based on a "pay-for-performance" philosophy which supports the Company's commitment to the creation of long-term value for its Shareholders. The Company believes compensation should be aligned with Shareholders' interests, while also recognizing that TransGlobe's corporate performance is dependent on retaining highly trained, experienced and committed Directors, Executive Officers and employees who have the necessary skill sets, education, experience and personal qualities required to manage the Company's business.

TransGlobe's executive compensation programs are designed to attract, motivate and retain highly talented individuals to serve as Executive Officers of the Company, to achieve the Company's strategic objectives, and to align the interests of Executive Officers with the long-term interests of the Shareholders:

•	Attract, motivate and retain: provide competitive compensation to attract, motivate and retain top talent as TransGlobe continues to progress its corporate objectives;
•

Pay for performance: target of median total direct compensation "TDC" (cash + target STIP + target LTIP) for median performance; incentive plans calibrated so that superior performance by the Company and individuals results in above-market median compensation; conversely, performance below expectations results in below-market median compensation; and

•	Flexibility and risk management: sufficiently flexible to adapt to unexpected developments, ensuring continuity of operations and minimization of risk.

TransGlobe targets TDC at the median of its pay comparator group.

Pay Comparator Group

The Company uses a pay comparator group in order to provide competitive market information to support pay level and pay mix decision-making, and to provide context regarding compensation design practices. The comparator group, detailed below, is based on the following selection criteria:

•	Issuers: oil and gas exploration and production companies;
•	Market Capitalization: target between approximately 0.5x - 2x that of TransGlobe;
•	Location: headquartered in Canada, U.S. or the UK, with a focus on companies with producing assets; and
•

Operating location: companies comprising the comparator group have international production, where possible; however, to ensure an adequately-sized comparator group, similar sized Canadian producers are also included.

The pay comparator group was established by the Board in August 2017, at which time TransGlobe was positioned at median on total revenue and market capitalization relative to the constituents. The Board considered this pay comparator group to be appropriate for 2019 compensation purposes.

TransGlobe 2019 Pay Comparator Group
Amerisur Resources PLC	Tethys Oil AB	Sterling Resources Ltd.
Surge Energy Inc.	Eland Oil & Gas PLC	TransAtlantic Petroleum, Ltd.
Storm Resources Inc.	SDX Energy Inc.	VAALCO Energy Inc.
Cardinal Energy Inc.	Orca Exploration Group Inc.

The CHR&G Committee expects to make a significant revision to the pay comparator group in 2020 to ensure the constituents are comparable and relevant peers relative to TransGlobe.

2019 Pay Peer Group Performance Screening Methodology

Executive Compensation Design and Mix

There are three major elements incorporated in TransGlobe’s executive compensation program: (i) base salary; (ii) STIP; and (iii) LTIP. The value of perquisites received by the executive group are in aggregate greater than C$50,000. The majority of the prerequisites relate to a living allowance implemented upon relocation to London, UK in 2018 and are set out in the summary compensation table on page 46.  TransGlobe does not offer a savings plan or pension plan.

A significant portion of TransGlobe’s NEOs’ compensation is variable and linked to performance against its operational, financial, and strategic objectives under the STIP; and relative and absolute TSR and share price performance under the LTIP. The following charts illustrate Chief Executive Officer 2018 target TDC mix, as well as that of the other NEOs (on average).

Components of Compensation

As outlined below, NEOs have the opportunity to receive compensation that is both guaranteed (“not at risk”) and variable (“at risk”).

Component	Risk	Objectives	Time Frame	Description
Base Salary	Fixed (not at risk)	Provides market competitive level of fixed compensation	Set annually	Only fixed component of TDC
Typically set in reference to median of pay comparator group
Individual NEO salary reflects level of responsibility, skills and experience
STIP	Variable (at risk)	Acknowledges progress on strategic priorities and rewards for achievement of annual performance goals	One year	Cash-based performance incentive

Payout based on combination of Board-approved financial, operational metrics and strategic objectives as well as individual performance. Also subject to Board discretion.
PSU Plan	Variable (at risk)	Rewards for performance and the creation of shareholder value	Three years	Annual grants

Three-year cliff vesting (effective 2017, PSUs granted vest at 0% - 200%) (pre 2017, PSUs granted vest at 50% - 150%).  Performance measured against relative TSR performance vs Board-approved PSU performance peer group; positive absolute TSR.

RSU Plan	Variable (at risk)	Rewards for performance and the creation of shareholder value	Three years	Granted in 2017

Annual 1/3 vesting and payout based on weighted average price per share at which Common Shares traded on the TSX during the last five trading days prior to due date
Option Plan	Variable (at risk)	Rewards for contribution to long-term stock appreciation	Five years	Annual grants
Three year vesting with five year term
Savings Plan	TransGlobe does not provide a savings plan
Pension Plan	TransGlobe does not provide a pension plan
Perquisites	Minimal excluding living allowance
Living Allowance

Beginning in 2018 Mr. Neely, Mr. Herrick and Mr. Ok began receiving an expatriate living allowance to supplement costs associated with relocating to London, UK.  A similar living allowance is provided to Mr. Probert to align his compensation with the other NEOs

Benefits	Market competitive to other small and mid-cap issuers

Base Salary

NEO base salaries were reviewed in 2019 with reference to the median of the pay comparator group and aimed to provide a fixed level of competitive pay. Each individual’s salary is set taking into account experience, level of responsibility, and skills.  The following table outlines 2019 NEO base salaries:

Position	Executive	2018 Base Salary(1)	2019 Base Salary(1)	Change from 2018(2)
Chief Executive Officer	Randy Neely	$273,983	$275,077	0%
Executive Vice President	Lloyd Herrick	$274,740	$268,279	(2)%
Chief Financial Officer	Eddie Ok	$192,946	$188,409	(2)%
Chief Operating Officer(3)	Geoff Probert	n/a	$227,225	n/a

Notes:

(1)  Salaries for Messrs. Neely, Herrick and Ok have been determined in Canadian dollars and paid in U.S. dollars. These amounts have been translated into U.S. dollars using an average exchange rate for the 2018 and 2019 reporting years of 1.2957 and 1.3269 per U.S. dollar, respectively. Mr. Probert’s salary has been determined and paid in British pound sterling and is translated into U.S. dollars using an average exchange rate for the 2019 reporting year of 0.7834 per U.S dollar.

(2)  On a Canadian dollar basis there was no change in Messrs. Herrick’s and Ok’s salaries from 2018; there was a 3% increase in Mr. Neely’s salary from 2018 to reflect his promotion to Chief Executive Officer in 2019.

(3)   Mr. Herrick was appointed Executive Vice President on March 18, 2019.  Prior to that Mr. Herrick was Chief Operating Officer.

(4) Mr. Probert was appointed Chief Operating Officer on March 18, 2019.

Short Term Incentive Plan

NEOs are eligible to participate in the STIP, which provides a cash-based reward for the achievement of annual financial, operational and progress towards strategic objectives as well as individual performance.

Short Term Incentive Plan Design

For NEOs, the STIP is linked to a combination of financial, operational, and strategic objectives at the corporate and individual levels and is structured as follows:

Base Salary $	X	STIP Target % Salary	X	Performance Score (1) (0 - 200%)	=	STIP Payout $

Note:

(1)  Performance score is based on the assessment of both corporate and individual performance for the financial year. The corporate and individual performance weighting for each of the NEOs is as follows:

Executive	Corporate Weight	Individual Weight
Chief Executive Officer	90%	10%
Executive Vice President	85%	15%
Chief Financial Officer & Chief Operating Officer	80%	20%

Short Term Incentive Target Award Levels

Under the STIP, each NEO has a target award (expressed as a percentage of base salary) with a minimum payout of 0% for performance at or below the threshold level, and maximum payout of 200% of target for performance at or above maximum.

Position	Executive	Min	Target	Max
Chief Executive Officer (1)	Randy Neely	0%	70%	140%
Executive Vice President (2)	Lloyd Herrick	0%	65%	130%
Chief Financial Officer	Eddie Ok	0%	60%	120%
Chief Operating Officer (3)	Geoff Probert	0%	60%	120%

Notes:

(1)  Randy Neely was appointed Chief Executive Officer of the Company on January 1, 2019. Prior to that, Mr. Neely was President and prior to that Chief Financial Officer.

(2)  Lloyd Herrick was appointed to Executive Vice President March 18, 2019.  Prior to that Mr. Herrick was Chief Operating Officer.

(3)  Geoff Probert was appointed Chief Operating Officer of the Company effective March 18, 2019.

Short Term Incentive Performance Measurement

The following table outlines TransGlobe’s 2019 corporate scorecard which consists of five operational objectives weighted at ~40% in total, three financial objectives weighted at ~20% in total, and three strategic objectives weighted at ~40% in total. All metrics have threshold, target, and maximum measures of performance.

Operational Objectives (40% weighting)	Financial Objectives (20% weighting)	Strategic and Human Resources Objectives (40% Weighting)
Production against budget	G&A cost management	Strengthen portfolio
2P Reserves management	Operating cost management in Egypt and Canada	Human resources initiatives
Capital efficiency - 2P recycle ratio	Financial management initiatives
Health Environment Safety and Social Responsibility
Scored 63	Scored 30	Scored 5

2019 Short Term Incentive Plan Performance Goals and Achievement

Annually, management and the Board develop corporate objectives to create clarity and focus for the Executive Team and the organization on performance outcomes. To determine base salaries, bonuses and long-term incentives for Executives, the CHR&G Committee and the Board consider two overarching measures – the overall performance of the Corporation and the individual performance of each Executive. In 2019, TransGlobe STIP results were as follows:

Measure	Goal	Outcome	Weight	Score
Operational Targets - 40%
Production	Achieve 14,500 boepd	16.0 MBoepd	10%	200%	SCORED 63

Year End Reserves	Deliver Year-end 44.1 MMboe	Year end reserves are 45.3 MMboe 2P	15%	177%

Capital Efficiency - 2P recycle ratio	Deliver 2P recycle ratio of 1.50 or greater	Achieved recycle ratio of 1.60	5%	156%

Health & Safety	Improved performance on lagging indicators to gauge behaviors	Achieved certain reductions on road traffic accidents and recordable incidents but fell short of target on spill reduction	10%	77%

Financial Targets - 20%
G&A Costs	Achieve Budgeted G&A	Company achieved G&A below budget	5%	200%	SCORED 30

Operating Costs	Achieve Budgeted Operating expenses per barrel	Achieved Operating expenses per barrel below budget	5%	200%

Financial Management	Review corporate debt and tax structure and benchmark against performance peer group	Company met all expected outcomes	10%	100%

Strategic and Human Resources Targets - 40%

Strengthen Portfolio	Complete consolidation of Eastern Desert PSCs and/or enhance asset portfolio through acquisition or organically	Eastern Desert consolidation not achieved and no acquisition completed	35%	0%	SCORED 5

Human Resources	Organizational effectiveness initiatives	Met all internal organization effectiveness objectives	5%	100%

2019 STIP - Operational Performance

The Company took a conservative approach to the capital and operational budget in 2019, to align closely with both the 2019 capital program and strategic plan, including the consolidation of the Eastern Desert PSCs. Operational targets in the year were based upon managing the decline of the existing asset base with an overall 2019 STIP focus towards replenishing the opportunity set of the Company going forward.

Production for the year was approximately 10% above the mid-range of target.

The 2019 plan targeted reserves additions in 2P of 3 MMboe to replace production with a goal of leaving reserves flat year over year. During 2019, the Company produced 5.8 MMboe versus plan of 5.3 MMboe. The reserves targets were normalized to adjust for the increased production results. Ultimately the Company delivered 7.0 MMboe of new reserves against a plan of 5.3 MMboe.

The Company also set a capital efficiency target to incentivize cost effective execution of its development plan. The Company exceeded its targets in that regard with the increased reserves adjustments and corresponding changes to future development capital.  The resulting internally calculated recycle ratio of 1.60 was an outstanding result.

Health, Safety and the Environment are a major priority for both management and the Board. Goals for the year centred on the observation of lagging indicators to measure and track performance against plan. The Company is pleased with the progress made in all areas, recognizing constant vigilance is required to address and monitor HSES priorities.

2019 STIP - Financial Performance

In setting the 2019 financial targets, in addition to setting targets for both gross G&A expenditures and per barrel operating expenses, the Company focused on corporate structure for tax planning purposes, evaluation of debt leverage and benchmarking the Company to peers.

The Company, following the higher than usual costs incurred in 2018 for the relocation of the executive team to London and associated AIM listing expenses, made it a corporate focus to maintain G&A costs at historic levels.  The Company achieved gross G&A expenditures $0.5MM below budgeted.

Operating costs continued to be a priority of management given inflationary pressure in Egypt and increasing input costs due to rising oil prices.  Ultimately the Company was able to exceed its targets for operating expenses per barrel in both Canada and Egypt, helped in part by higher production in Egypt.

To evaluate the Company's financing requirements currently and against near term strategic plan and to develop a policy that effectively manages fundraising against a target capital structure given the Company's plan through mergers and acquisitions.

The Company developed quarterly benchmarking to compare its results against a performance peer group.

2019 STIP - Strategic Initiatives

The Company had two primary objectives in the year: (i) to finalize the consolidation, amendment and extension of the Eastern Desert PSCs (“Project PetroGlobe”); and (ii) to advance external acquisition opportunities.

Despite the major effort put into Project PetroGlobe by Company management and the teams in both Cairo and Calgary, the project has still not completed.

During the year, the Company examined in excess of a dozen potential acquisitions or merger opportunities.  The Company believes it needs greater scale and stock liquidity to attract increased investor interest and increase share value.  The Company was unable to complete an acquisition or merger in 2019.

2019 STIP - Human Resources

The Company set a number of goals in the year, including staff engagement initiatives and the implementation of technology for consistent messaging to staff.

The Company met all of the internal organizational effectiveness objectives during the year.

2019 STIP Payouts

Based on the financial, operational and strategic performance results described above and their individual performance, the NEOs were awarded the following STIP payouts in respect of 2019:

Position	Executive	Actual STIP Payout $(1)	% of Target
Chief Executive Officer	Randy Neely	180,563	100%
Executive Vice President	Lloyd Herrick	163,298	100%
Chief Operating Officer	Geoff Probert	102,970	100%
Chief Financial Officer	Eddie Ok	106,467	100%

Note:

(1)

STIP for Messrs. Neely, Herrick and Ok is calculated in Canadian dollars and paid in U.S. dollars using the exchange rate on the date of payment (March 13, 2020) of 1.3901 per U.S. dollar. Mr. Probert’s STIP is calculated and paid in British pound sterling, the above has been translated using the exchange rate on the date of payment (March 13, 2020) of 0.8061 per U.S. dollar.

2019 Long Term Incentive Plan

In addition to the STIP, NEOs received an annual LTIP award. The Company's LTIP mix for 2019 was comprised of 40% Options, 60% PSUs for all NEOs.

Based on compensation benchmarking done in 2019, LTIP awards targets were held at historical levels. Individual aggregate NEO grant award values were approximately 100% of these new targets.

Performance Share Unit Plan

On May 20, 2014, the Board adopted a PSU Plan in order to enhance the link between compensation and long-term Shareholder value creation.  The PSU Plan allows design of measurement and criteria at the discretion of the Board. In 2019, PSU performance measurement included two metrics: relative TSR and absolute TSR. The PSU performance peer group was amended to be comprised of international companies more closely aligned with the Company.

The relative TSR performance measurement for PSU grants measures the appreciation of the Common Shares as well as dividends paid over a three year performance period and a potential vesting range of 0% - 200% of PSUs granted based on positioning within the approved performance peer group, as shown in the table below. The second metric, absolute TSR, prescribes a threshold requiring a positive TSR, over the performance period, to be achieved which if not achieved, limits the maximum payout to 75% of the grant for PSUs granted in 2019.

The 2019 PSU grant has a performance period from March 20, 2019 to March 20, 2022 (the "PSU Vesting Date").

The PSU Plan is administered by the CHR&G Committee.  All employees of the Company and its related entities are eligible to participate in the PSU Plan ("PSU Participants"). The number of PSUs to be credited to a PSU Participant's account at grant is determined by dividing: (a) the dollar amount of the portion of the PSU Participant's compensation to be as PSUs by (b) the five day weighted average trading price of the Common Shares on the TSX (or such stock exchange on which the Common Shares may be listed) immediately preceding the award date.

Relative TSR Rank vs. 2019 PSU Peer Group	Performance Payout Multiplier(1)(2)
At or below 25th Percentile	0%
TSR of greater than 25th percentile or less than 75th percentile will result in a vesting percentage calculated	Calculated based on percentile % > 25th percentile * 4%
At or above the 75th Percentile	200%

Notes:

(1)	The performance payout multiplier is interpolated between quartiles on a linear basis.
(2)	The performance payout multiple will be capped at 75% if the absolute TSR is below 0.

The 2019 PSU peer group was determined by the CHR&G Committee and approved by the Board of Directors prior to the grant. The 2019 PSU peer group consists of the following companies:

Gran Tierra Energy Inc.	Wentworth Resources plc	Oryx Petroleum Corporation Limited	SDX Energy Inc.
Gulf Keystone Petroleum Limited	Seplat Petroleum Development	Victoria Oil & Gas plc	Lekoil Limited
SOCO International plc	Africa Oil Corp.	Genel Energy plc	Orca Exploration Group Inc.
ShaMaran Petroleum Corp.	Tethys Oil AB (publ)	Eland Oil & Gas PLC
Aminex PLC	VAALCO Energy Inc.	Valeura Energy Inc.

2019 PSU Grants

Following are the PSU Grants made to NEOs in 2019:

		2019 PSU Grant
Position	Executive	% Base Salary	Number of Units Awarded	Grant-Date Fair Value(1) ($)
Chief Executive Officer	Randy Neely	99%	128,594	271,344
Executive Vice President	Lloyd Herrick	90%	114,015	240,581
Chief Financial Officer	Eddie Ok	72%	64,057	135,166
Chief Operating Officer	Geoff Probert	72%	76,868	162,198

Note:

(1) The fair value of the grant of PSUs was determined based on the five day weighted average prior to grant date. This approach to valuing the PSUs granted is consistent with the manner in which PSU grants are valued for the Company's financial statements which is in compliance with IFRS. Grant date fair value of PSUs are calculated in Canadian dollars. These values have been translated into U.S. dollars from Canadian dollars using the closing exchange rate of 1.3317 per U.S. dollar on March 20, 2019 (grant date).

For further information regarding the PSU Plan, see Schedule C.

2019 Stock Option Plan

The Company's Option Plan permits the granting of Options to Executive Officers, employees, consultants and other service providers ("Optionees") of the Company and its subsidiaries. The Option Plan is intended to afford persons who provide services to TransGlobe an opportunity to obtain an interest in TransGlobe by permitting them to purchase Common Shares and to aid in attracting as well as retaining and encouraging the continued involvement of such persons with TransGlobe. The Option Plan is administered by the Board of Directors.

As at March 27, 2020 the Company had 4,480,935 Options outstanding and 2,773,272 Options available for issuance under the Option Plan.

In 2019, annual grants of Options were targeted to comprise 40% of the NEOs' LTIP. All Options granted and outstanding have a five year term and vest one third (1/3) each on the first, second, and third anniversaries following the date of grant, respectively.

The following Option grants were made to NEOs in 2019:

Stock Option Grants
		2019 Stock Options Awards
Position	Executive	% Base Salary	Number of Options Awarded	Grant-Date Fair Value (1) ($)
Chief Executive Officer	Randy Neely	66%	270,674	180,896
Executive Vice President	Lloyd Herrick	60%	239,987	160,387
Chief Financial Officer	Eddie Ok	48%	134,831	90,110
Chief Operating Officer	Geoff Probert	48%	161,798	108,132

Note:

(1) For the purposes of determining the fair value of Options disclosed above, the lattice-based trinomial pricing model was used. The weighted average fair value of Options granted during 2019 was C$0.88 based on the following assumptions: (i) risk-free interest rate of 2.16%; (ii) five year term; (iii) volatility of 53.35%; and (iv) no dividend yield. This approach to valuing the Options granted is consistent with the manner in which Option grants are valued for the Company's financial statements which is in compliance with IFRS. These values have been translated into U.S. dollars from Canadian dollars using the closing exchange rate of 1.3317 per U.S. dollar on March 20, 2019 (grant date).

Annual Burn Rate under Equity Compensation Plans

The following sets forth information in respect of the number of Options granted under the Option Plan in the applicable year relative to the weighted average number of Common Shares outstanding in such year.

Plan Category	Year	Number of Options granted during the applicable year	Weighted-average number of Common Shares outstanding for the applicable fiscal year	Burn Rate
	2019	976,027	72,542,071	1.3%
Option Plan	2018	1,070,829	72,205,369	1.5%
	2017	952,400	72,205,369	1.3%

For further information regarding the Option Plan see Schedule E.

Executive Share Ownership Guidelines

On March 3, 2015, the Board of Directors adopted a mandatory Share Ownership Policy for Executive Officers (the “Executive Officer Share Ownership Policy”). The Executive Officer Share Ownership Policy requires Executive Officers to acquire and hold a multiple of their annual salary in Common Shares and 100% of unvested RSUs granted. Executive Officers have a period of five years from the date of the Executive Officer Share Ownership Policy’s implementation or their appointment as an Executive Officer, whichever is later, to achieve the value required. If the Executive Officer is promoted into a more senior role, the Executive Officer will have three years to acquire any incremental value required to meet the Executive Officer Share Ownership Policy. The value for determining compliance with the Executive Officer Share Ownership Policy is based on the greater of the current market price and the original purchase price of Common Shares.

Name	Common Shares (#)	RSUs (1) (#)	Total Number of Common Shares and 100% RSUs owned (#)	Total Value of Common Shares, and 100% RSUs Owned (2)(4) ($)	Total Value of Shareholdings Required (4) ($)	Meets Share Ownership Requirements
Randy Neely (5)	200,000	11,623	211,623	$418,954	$734,939	In Progress
Eddie Ok(5)	45,612	8,532	54,144	$80,948	$345,042	In Progress
Geoff Probert (5)	-	-	-	-	$414,050	In Progress

Notes:

(1)  As per the Executive Officer Share Ownership Policy, Common Shares and 100% of unvested RSUs held are included in the total shareholdings.

(2)  Total value has been determined in accordance with the Executive Officer Share Ownership Policy by multiplying the number of Common Shares by the greater of current market value and the individuals' ACB and for the PSUs and RSUs by the grant value.

(3)  As per the Executive Officer Share Ownership Policy, total value of shareholdings required for the Chief Executive Officer is 3X annual base salary; and Chief Operating Officer, Executive Vice President, and Chief Financial Officer is 2X annual base salary.

(4) These values has been translated into U.S. dollars from Canadian dollars using the closing exchange rate of 1.4491 per U.S. dollar on March 24, 2020.

(5)  Mr. Neely has until 2022 to accumulate the required shareholding value and Mr. Ok has until 2023 to meet the share ownership requirements. Mr. Probert commenced his employment as Chief Operating Officer on March 18, 2019 and has until 2024 to meet the share ownership requirements.

(6)  Mr. Herrick has not been included in the table above, as he ceased to be an officer of TransGlobe on January 1, 2020.

Clawback

TransGlobe is subject to U.S. securities laws by virtue of having its Common Shares registered under the 1934 Act. TransGlobe is a foreign private issuer and is thus subject to the SOX and specifically section 304 of SOX. Section 304 of SOX states if an issuer is required to prepare an accounting restatement due to the material noncompliance of the issuer, as a result of misconduct, with any financial reporting requirement under the securities laws, the Chief Executive Officer and Chief Financial Officer of the issuer shall reimburse the issuer for any bonus or other incentive-based or equity-based compensation received by that person from the issuer during the 12-month period following the first public issuance or filing with the SEC (whichever first occurs) of the financial document embodying such financial reporting requirement; and any profits realized from the sale of securities of the issuer during that 12-month period.

Incentive Plan Awards

Outstanding Share-Based and Option-Based Awards

The following table sets forth information with respect to the NEOs regarding option-based awards and share-based awards held as at December 31, 2019.

	Option-Based Awards				Share-Based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price (C$)(1)	Option expiration date	Value of unexercised in-the-money options(2) ($)	Number of shares or units that have not vested (#)(3)	Market or payout value of share-based awards that have not vested ($)(4)	Market or payout value of vested share- based awards not paid out or distributed ($)
Randy Neely
	162,000	4.99	14-May-2020	—	348,040	—	—
	297,792	2.19	17-Mar-2021	—		—	—
	188,600	2.16	18-May-2022	—		—	—
	231,522	2.62	17-May-2023	—		—	—
	270,674	2.83	19-Mar-2024	—		—	—
Lloyd Herrick
	243,000	4.99	14-May-2020	—	373,354	—	—
	333,678	2.19	17-Mar-2021	—		—	—
	281,700	2.16	18-May-2022	—		—	—
	232,161	2.62	17-May-2023	—		—	—
	239,987	2.83	19-Mar-2024	—		—
Eddie Ok
	130,435	2.62	17-May-2023	—	158,555	—	—
	134,831	2.83	19-Mar-2024	—		—	—
Geoff Probert
	161,798	2.83	19-Mar-2024	—	80,219	—	—

Notes:

(1) Option exercise prices are reported in Canadian dollars, being the currency in which the options are granted.

(2) Calculated based on the difference between the market price of the Common Shares at December 31, 2019 and the exercise price of the Options.

(3) The number of securities shown equates to 100% of the 2017, 2018 and 2019 PSU grants plus accrued PSUs attributable to dividends paid and 33.33% of the RSU grants awarded in 2017.

(4) The value for 2017 PSUs is calculated based on the closing price of the Common Shares at December 31, 2019 on the TSX and the minimum payout of 50% of PSUs awarded plus 50% of accrued dividends. In 2017, the at risk portion of the PSUs was increased to 100% resulting in there being no value attributable to the 2018 and 2019 PSU grant. The actual amount which will be paid out will differ from the amount shown. The amount paid out will depend on the number and value of PSUs which vest and the fair value of the Common Shares at the time of vesting. PSUs, DSUs and RSUs are settled in cash.

Incentive Plan Awards – Value Vested or Earned During the Year

The following table sets forth for each NEO, the value of option-based awards and the value of share-based awards which vested during the year ended December 31, 2019 and the value of non-equity incentive plan compensation earned during the year ended December 31, 2019.

Name	Option-based awards – Value vested during the year (1) ($)	Share-based awards - Value vested during the year (2)	Non-equity incentive plan compensation – Value earned during the year(3)($)
Randy Neely	55,057	282,150	180,563
Lloyd Herrick	63,259	323,643	163,298
Eddie Ok	—	55,904	106,467
Geoff Probert	—	—	102,970

Notes:

(1)

Represents the aggregate dollar value of the Common Shares that would have been realized if the Options had been exercised on the vesting date and calculated based on the difference between the market price of the Common Shares underlying the Options on the vesting date and the exercise price of the Options translated into U.S. dollars using the exchange rate on May 17, 2019 (the vesting date) of 1.3468 per U.S. dollar.

(2)

Represents the aggregate dollar value of the PSUs and RSUs that vested. PSUs and RSUs for Messrs. Neely, Herrick, and Ok are granted in Canadian dollars and paid in U.S. dollars. These values have been translated to U.S. dollars from Canadian dollars using the exchange rate on May 21, 2019 (the vesting date) of 1.3413 per U.S. dollar.

(3)

Reflects the annual STIP compensation earned by the NEO in respect of the last completed financial year. STIP for Messrs. Neely, Herrick and Ok is calculated in Canadian dollars and paid in U.S. dollars using the exchange rate on the date of payment (March 13, 2020) of 1.3901 per U.S. dollar. Mr. Probert’s STIP is calculated and paid in British pound sterling, the above has been translated using the exchange rate on the date of payment (March 13, 2020) of 0.8061 per U.S. dollar.

Chief Executive Officer Compensation & Review

Mr. Neely was appointed Chief Executive Officer on January 1, 2019 and was entitled to a base salary, a target STIP opportunity of 70% of base salary, and a target LTIP opportunity of 165% of base salary. For 2019, base pay was increased 3% to reflect his promotion to CEO, his STIP bonus was based on a corporate score of 0.98 and individual score of 1.00 and his LTIP award was at target.  Mr. Neely served as President in 2018 and had targets applicable to that position.

Chief Executive Officer Performance Overview

Mr. Neely's 2019 individual performance was assessed by the CHR&G Committee and reviewed with and approved by all Non-Executive Directors of the Board. His individual leadership contributions to the achievement of the Company's 2019 STIP annual objectives were considered, as well as his efforts with respect to progressing longer term strategic execution, stakeholder engagement, succession planning and organizational effectiveness. On the basis of the performance review, Mr. Neely's 2019 individual performance score was assessed as meeting expectations. Mr. Neely's 2019 STIP award reflected this level of achievement.

Summary of Chief Executive Officer Compensation

Compensation Component	Design (at Target)	2019 Actual ($)
Base Salary(1)	Target median relative to 2019 comparator group	$275,077
STIP(2)	70% of base salary	$180,563 (69% of base salary)
LTIP(3)	165% of base salary (60% PSUs, 40% Options)	$452,240 (grant date fair value) (165% of base salary)
Total Direct Compensation(4)	$921,546	$907,880
Benefits and Perquisites(1)	Moderate	$185,379
Pension Plan(1)	TransGlobe does not offer a pension plan	n/a

Notes:

(1)

Salary for Mr. Neely is determined in Canadian dollars and paid in U.S. dollars. This amount has been translated into U.S. dollars using an average exchange rate for the 2019 reporting year of 1.3269 per U.S. dollar.

(2)	STIP for Mr. Neely is calculated in Canadian dollars and paid in U.S. dollars using the exchange rate on the date of payment (March 13, 2020) of 1.3901 per U.S. dollar.
(3)

PSUs are calculated and paid in Canadian dollars. This value has been translated into U.S. dollars from Canadian dollars using the closing exchange rate of 1.3317 per U.S. dollar on March 20, 2019 (grant date).

(4)	Calculated as the total of the individually translated components of compensation disclosed above.

Chief Executive Officer compensation will differ from realized compensation due to the inclusion of estimates of value for non-cash based items such as Options, PSUs and RSUs.

Performance Graph

The following graph illustrates TransGlobe's five year cumulative shareholder return, as measured by the closing price of the Common Shares at the end of each financial year, assuming an initial investment of C$100 on December 31, 2015, compared with the S&P/TSX Composite Index and the S&P/TSX Oil & Gas Exploration and Producers Index assuming the reinvestment of dividends where applicable.

	Year ended
	2015	2016	2017	2018	2019
TransGlobe Energy Corporation	100	90	76	101	72
S&P/TSX Composite Index	100	118	125	110	131
S&P/TSX Capped Energy Index	100	138	120	85	90

The comparison of TransGlobe's share price performance from 2015 to 2019 with the broad indices is not indicative of the Company's overall performance and does not accurately reflect the challenges that have faced the Company and management during the past five years. The challenges the Company faced included the continued economic and political uncertainty in Egypt and elsewhere in the Middle-East, the steep and sustained fall in oil prices beginning in mid-2014 and lasting until 2018 and the North American investor abandonment of international small cap energy companies. In the midst of these challenges, TransGlobe decreased the credit risk associated with its crude oil sales, disposed of its interests in Yemen, diversified its base business into Canada, refinanced its convertible debenture without incurring any equity dilution, listed the Company's shares for trading on the AIM exchange and recently achieved successful development in South Harmattan. Unfortunately, during this same period, the Company had some exploration disappointments on both acquired lands and new exploration concessions in Egypt resulting in significant financial impairments of those assets over the same period. These disappointments combined with the growing market disinterest in oil and gas have overshadowed all successes the Company achieved over the past five years.  The operational and management successes required significant efforts on the part of both management and staff and the CHR&G Committee has attempted to adequately recognize those efforts while balancing the fiscal limitations confronting the Company and the experience of its Shareholders.

Summary Compensation Table

The following table sets forth, for the fiscal years ended December 31, 2019, December 31, 2018 and December 31, 2017, the compensation paid by the Company to the NEOs for services rendered in all capacities.

					Non-equity incentive plan compensation
Name and principal position	Year	Salary ($)(1)	Share-based awards ($)(2)(3)(7)	Option- based awards ($)(2)	Annual Incentive Plans ($)(4)	Long-term incentive plans	All other compensation ($)(5)	Total compensation ($)
Randy Neely Chief Executive Officer(8)	2019	275,077	271,344	180,896	180,563	n/a	185,379	1,093,258
President	2018	273,983	248,059	165,373	184,054	n/a	46,603	918,071
Vice President Finance and Chief Financial Officer	2017	229,355	158,364	97,475	115,265	n/a	n/a	600,458
Eddie Ok	2019	188,409	135,166	90,110	106,467	n/a	160,287	680,439
Vice President, Finance and Chief Financial Officer(9)	2018	192,946	139,752	93,168	107,303	n/a	n/a	533,168
Lloyd Herrick, Executive Vice President	2019	268,279	240,581	160,387	163,298	n/a	166,659	999,205
Vice President and	2018	274,740	248,744	165,829	164,680	n/a	39,486	893,478
Chief Operating Officer(10)	2017	274,126	236,549	145,592	141,900	n/a	n/a	798,167
Geoff Probert, Vice President,	2019	227,225	162,198	108,132	102,970	n/a	118,891	719,416
Chief Operating Officer(11)

Notes:

(1)

Salaries for Messrs. Neely, Herrick and Ok are based in Canadian dollars and paid in U.S. dollars and are translated into U.S. dollars using the average exchange rate for the 2017, 2018 and 2019 reporting years of 1.2986, 1.2957 and 1.3269 per U.S. dollar, respectively. Mr. Probert’s salary is based and paid in British pound sterling and has been translated into U.S. dollars using the average exchange rate for the 2019 reporting year of 0.7834 per U.S. dollar.

(2)	The following assumptions were used in determining the fair value of option-based awards and share-based awards:

	Granted in 2019	Granted in 2018	Granted in 2017(6)
	Options	Options	Options
Weighted average fair value of options granted (C$)	$0.88	$0.92	$0.70
Risk-free interest rate	1.54%	0.74%	0.74%
Life expectancy in years	5	5	5
Expected volatility	54.74%	53.35%	48.7%
Dividend yield rate(7)	3%	0%	0%
Early exercise factors year 1 - 5	25%	25%	25%

See "2019 PSU Grant", and "2019 Stock Option Grant" for details relating to the determination of fair value PSUs and Options granted. These values have been awarded in Canadian dollars and paid in U.S. dollars and are translated into U.S. dollars using the exchange rate in effect on the respective grant dates (May 19, 2017 - 1.3544; May 18, 2018 - 1.2880; March 20, 2019 - 1.3317).

The fair value of the grant of PSUs was determined based on the five day weighted average prior to grant date. This approach to valuing the PSUs granted is consistent with the manner in which PSU grants are valued for the Company's financial statements which is in compliance with IFRS.

(3)

Reflects the aggregate grant date fair value of PSUs awarded to the NEO under the Company's LTIP, which includes the annual grant along with awards granted in respect of dividend payments. The fair value of dividend reinvestments are calculated using the same input variables as described in footnote (2), adjusted to reflect the appropriate values at the date of grant of the dividend reinvestments. These values have been awarded in Canadian dollars and paid in U.S. dollars and are translated into U.S. dollars using the exchange rate in effect on the respective grant dates (May 19, 2017 - 1.3544; May 18, 2018 - 1.2880; March 20, 2019 - 1.3317).

The following table summarizes the fair value of the annual PSU grants and reinvested dividends for each NEO:

	2019	2018(6)	2017(7)
	Annual PSU Grant ($)	Annual PSU Grant ($)	Annual PSU Grant ($)	Annual RSUs Grant ($)
Randy Neely (8)	280,414	248,059	105,576	52,788
Eddie Ok (9)	139,683	139,752	—	—
Lloyd Herrick(10)	248,624	248,744	157,726	78,783
Geoff Probert(11)	167,620	—	—	—

The actual amount of PSUs and RSUs to be received at maturity from reinvested dividends will be determined in the same manner as original awards, described herein on page 40.

(4)

Reflects the cash amounts awarded to the NEO under the Company's STIP. Amounts are presented in the year in which they became payable. STIP for Messrs. Neely, Herrick and Ok are determined in Canadian dollars and paid out in U.S. dollars. The values above have been translated to U.S. dollars using the exchange rate in effect on the date of payment (March 9, 2018 - 1.2840; ; March 7, 2019 - 1.3420; March 13, 2020 - 1.3901). STIP for Mr. Probert is calculated and paid in British pound sterling, the above as been translated using the exchange rate on the date of payment (March 13, 2020) of 0.8061 per U.S. dollar.

(5)

The value of perquisites received is principally related to a living allowance provided to each NEO to compensate for increased living expenses associated with being located in London, UK. This amounted to $150,750 for Messrs. Neely, Ok, and Herrick and $117,742 for Mr. Probert in 2019. These are paid in U.S. dollars. There were no pension contributions made to any of the NEOs in 2017, 2018 or 2019.

(6)	RSUs were granted to NEOs in 2017 only.
(7)	No dividends were paid in 2017.
(8)	Randy Neely was promoted to the position of President of the Company on January 11, 2018 and Chief Executive Officer on January 1, 2019.
(9)	Eddie Ok was promoted to Vice President and Chief Financial Officer on January 11, 2018.
(10)	Lloyd Herrick retired from his NEO position with the Company on January 1, 2020.
(11)	Geoff Probert was appointed Vice President and Chief Operating Officer on March 18, 2019.

Options Exercised During the Year Ended December 31, 2019

As at December 31, 2019 there were 4,480,935 Options outstanding under the Company's Option Plan representing approximately 6% of the outstanding Common Shares. No options were in the money.  There were 976,027 Options granted in 2019 or approximately 1.3% of the outstanding Common Shares at December 31, 2019.  In 2018 there were 1,070,829 Options granted or approximately 1.5% of the outstanding Common Shares at December 31, 2018.

An aggregate of 336,702 Options were exercised in 2019.  Mr. Neely exercised 50,000 options during the year ended December 31, 2019.

Employment Agreements

The Company entered into Executive Employment Agreements (each an "Employment Agreement" and together the "Employment Agreements") with all of the NEOs effective the dates noted below:

•	Randy Neely - January 1, 2019
•	Lloyd Herrick - April 28, 1999
•	Eddie Ok - January 11, 2018
•	Geoff Probert - March 18, 2019

These Employment Agreements cover the various aspects of their duties and cover subjects such as compensation components, termination of employment, non-solicitation, and confidentiality.

Mr. Herrick retired from his NEO position with the Company effective January 1, 2020.

Termination Compensation

Each of the Employment Agreements may be terminated by the Executive Officer on two months' written notice.

If a NEO is terminated without cause the Company will pay them an amount equal to 24 months of their then current salary, an amount equal to 10% of the above amount in lieu of benefits, a pro-rata payout of outstanding PSUs at the deemed performance multiplier, and all unvested Options granted to the NEO that will vest in the two years after termination will immediately vest and will be exercisable for 30 days.

On January 11, 2018, Messrs. Neely and Ok signed Employment Agreements and on March 11, 2019, Geoff Probert signed an Employment Agreement that each contain a double trigger provision for change of control and good reason provisions. If a NEO should die during the term of the Employment Agreement, the Company is required to pay his estate an amount equal to six months of his then current salary. The Employment Agreements also provide for the customary medical, dental and life insurance benefits and vacation entitlement.

If a NEO is terminated for just cause, the Company will only pay the NEO the pro-rata amount for services up to and including the termination date at the NEO's then current salary, plus any accrued and unused vacation pay and reimbursable expenses.

The Employment Agreements each contain an evergreen confidentiality provision, a one year non-competition provision and a six month non-solicitation provision.

Termination of employment provisions are in place for each NEO under their respective Employment Agreements.

		Termination
Name	Current Salary (per month)	Not for Cause assuming at December 31, 2019	Change of Control assuming at December 31, 2019(1)(2)
Randy Neely(3)	$23,419	$776,072	$967,787
Eddie Ok(3)	$16,040	$473,810	$586,222
Geoff Probert(4)	$19,594	$526,937	$581,758

Notes:

(1)

In addition, in accordance with the Company's Option agreements, in the event of a change of control (as defined in the Option agreement), all of the NEO held Options may be exercised on or before the earlier of the expiration time of the Options and 4:00 p.m. (Calgary time) on that date which is 60 days after the date of notice to the Optionee of such change of control.

(2)    In the event of a change of control, the Board will undertake to negotiate a rollover of PSUs and RSUs to like instruments of the acquirer. If that is not achievable the PSUs will vest in accordance with performance requirements (as applicable to PSUs) and be payable within 55 days of the change of control.

(3)    These values have been translated into U.S. dollars from Canadian dollars using the closing exchange rate of 1.2988 per U.S. dollar on December 31, 2019.

(4)    This value has been translated into U.S. dollars from British pound sterling using the closing exchange rate of 0.7570 per U.S. dollar on December 31, 2019.

(5)    Mr. Herrick has not been included in the table above, as he retired as an officer of TransGlobe on January 1, 2020.

(6)   Termination payments include in aggregate $217,794 of amounts associated with any accrued and unused vacation pay.

Compensation Risk Management

The CHR&G Committee, with assistance from the Board monitors the risks associated with the Company’s compensation programs. The CHR&G Committee concluded that the Company’s compensation programs do not create an environment where Executive Officers or employees would be encouraged to take excessive risk that could have a material adverse impact on the Company.

The Board believes that, among other facts, the following elements of the compensation programs help to discourage inappropriate risk-taking. In addition to the following list, the CHR&G Committee conducts scenario testing and stress testing of compensation program elements to ensure proper alignment of incentive programs while continuing to allow for the use of informed judgment.

Risk Management Tool	Description
Independent Advisor	The Committee utilizes Independent Advisors to provide guidance on current and best practices in compensation matters.
Balanced Compensation Mix	The compensation of the NEOs is targeted with a mix of both short and long term compensation with a significant proportion performance linked.
Capping STIP Payout	Cap (as a percent of base salary) the amount NEOs can receive under the STIP.
STIP and LTIP Approach	Use of performance ranges for annual incentive and LTIP to ensure grants are effectively linked to actual performance and not unduly influenced by one-time events.
Anti-Hedging & Anti-Monetization

The Board adopted a policy in 2014, applicable to Company insiders (including NEOs and Directors), that prohibits purchasing any financial instruments, including prepaid variable forward contracts, equity swaps, collars, or units of exchange funds, that are designed to hedge or offset a decrease in market value of equity securities granted as compensation or held, directly or indirectly, by the Executive Officer.

Executive Share Ownership Requirements	Require Executives to meet a multiple of salary 3X for the Chief Executive Officer and 2X for the Chief Operating Officer, and Chief Financial Officer.
Compensation Approval Process	Require the Board to review and approve executive compensation recommendations.
Succession Planning	The Committee pro-actively works with management to ensure there is adequate planning performed for succession.
Clawback

Chief Executive Officer and Chief Financial Officer are required to reimburse the Company for any bonus or other incentive-based or equity-based compensation and any profits realized on the sale of securities during 12-month period following an accounting restatement.

The CHR&G Committee continues to monitor and review emerging market programs and practices related to risk management of compensation practices.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table presents information concerning securities authorized for issuance under the Company’s equity compensation plans as at December 31, 2019.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted average exercise price of outstanding options, warrants and rights (b)(4)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by securityholders (2)	4,480,935	C$2.86	2,773,272
Equity compensation plans not approved by securityholders	n/a	n/a	n/a
Total	4,480,935	C$2.86	2,773,272

Notes:

(1)  For the year ended December 31, 2019, the Company issued 336,702 Common Shares pursuant to the exercise of Options.

(2)  Represents outstanding Options at December 31, 2019.

(3)  The Company's DSUs, (which are issuable only to Directors and not employees or Executive Officers), RSUs and PSUs can only be settled in cash.

(4) Option exercise prices are reported in Canadian dollars, being the currency in which the options are granted.

2020 Compensation Decisions Made

The CHR&G Committee continues to seek out opportunities to strengthen the Company's alignment with best practices in compensation and good governance.

In light of the sudden and dramatic impacts associated with the of the COVID-19 outbreak and the breakdown of cooperation between OPEC and Russia concerning crude oil production quotas the Board has deferred both the finalization of the 2020 STIP construct and the granting of 2020 LTIP awards until a future date.  The Company also implemented a reduction of NEO salaries and Non-executive Director remuneration fees of 10% effective April 1, 2020.  The Board is continuously reviewing these actions and will take any necessary further actions once the effect of these events on the Company's activities during 2020 and beyond become more clear.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

As at the date hereof there is no indebtedness outstanding by Directors, Executive Officers or employees or former Directors, Executive Officers or employees of the Company to the Company or any of its subsidiaries.

SUCCESSION PLANNING

Annually, the CHR&G Committee undertakes a detailed review of the Company's leadership needs, risks, bench strength, diversity, development plans, performance and progress. Management ensures that selective external assessments are undertaken resulting in individual-specific development plans tailored to both short and long term organizational requirements. "Succession Plan and Leadership Development" is a standing agenda item in each CHR&G Committee meeting with progress reported to the Board.

In 2019, the Company successfully executed on its planned succession process relating to both the Chief Executive Officer and the Chief Operating Officer. The Company transitioned Randy Neely into the role of President and Chief Executive Officer as Ross Clarkson retired December 31, 2018.  Mr. Lloyd Herrick, who had previously notified the Company of his plan to retire in early 2020, transitioned from Vice President and Chief Operating Officer to Executive Vice President. Following a successful search, Mr. Geoff Probert joined the Company in March of 2019 as Vice President and Chief Operating Officer.

INTERESTS OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Other than as contained herein, there were no material interests, direct or indirect, of Directors or Executive Officers of the Company, any Shareholder who beneficially owns, directly or indirectly, or exercises control or direction over more than 10% of the outstanding Common Shares, any other Informed Person (as defined in NI 51-102), any proposed Director of the Company or any associate or affiliate of such persons, in any transaction since the commencement of the Company’s most recently completed financial year or in any proposed transaction which has materially affected or would materially affect the Company or any of its subsidiaries.

OTHER MATTERS COMING BEFORE THE MEETING

Management of the Company knows of no other matter to come before the Meeting other than as set forth above and in the Notice of Meeting. Should any other matters properly come before the Meeting, the Common Shares represented by the proxies solicited hereby will be voted on such matters in accordance with the best judgment of the person voting by proxy.

ANNUAL INFORMATION FORM

A copy of the Company's Annual Information Form, filed with the securities commissions or regulatory authorities in each of the Provinces of Canada and the SEC, may be obtained without charge by writing to the Corporate Secretary of the Company at the address listed below, or from SEDAR, the Canadian electronic securities filing system, at www.sedar.com or EDGAR at www.sec.gov or LSE at https://www.londonstockexchange.com/exchange/news/market-news.

ADDITIONAL INFORMATION

Additional information relating to the Company is available on SEDAR at www.sedar.com, on EDGAR at www.sec.gov or on the LSE at https://www.londonstockexchange.com/exchange/news/market-news. Financial information respecting the Company is provided in the Company's comparative annual consolidated financial statements and management's discussion and analysis for its most recently completed financial year. Securityholders can access this information on SEDAR at www.sedar.com, on EDGAR at www.sec.gov, or on the LSE at https://www.londonstockexchange.com/exchange/news/market-news or by request to the Corporate Secretary of the Company at the following address:

TransGlobe Energy Corporation

Suite 2300, 250-5th Street S.W.

Calgary, Alberta T2P 0R4

Phone: (403) 264-9888

Facsimile: (403) 770-8855

Schedule A

Charter of Board of Director Governance

Our Charter of Board of Director Governance outlines the specific roles and duties of the Company’s Directors.

GENERAL BOARD RESPONSIBILITIES

It is the responsibility of the Board of Directors to diligently oversee the direction and management of the Company while adhering to the highest ethical standards.  Specific responsibilities are as follows:

Strategic Planning & Budgets

•	Meet in a strategy session to review and adopt the Company’s strategic business plan.
•	Review and adopt the Company’s corporate objectives, financial plans and budgets.
•	Review corporate performance against strategic plans, corporate objectives, financial plans and budgets.

Risk Management

•	Review semi-annually the risks highlighted from the review conducted by the Audit Committee that were identified by the Officers’ Risk Committee.
•	Ensure that the risks are appropriate, thoroughly understood and studied and are in line with achieving the corporate objectives.

Communication Review

•	Review annually, the Company’s Corporate Disclosure Policy and ensure that it is being followed.

Executive Personnel

•	Approve the hiring of executive officers.
•	Establish and review annually, job descriptions for executive officers.
•	Monitor and measure executive officers’ performances.
•	Ensure all executive officers have current employment, non-competition and confidentiality agreements.
•	Review major Company organizational and staffing issues.
•	Succession planning for the Chief Executive Officer and other key officers.

Systems Integrity

•	Ensure that the Company maintains appropriate internal controls and management information systems.
•

Ensure that the Company, its executives and employees conduct themselves in an ethical manner and in compliance with laws, regulations, audit and accounting principles and the Company’s own governing policies.

•	Ensure that the Board of Directors has free and full access to management regarding all matters of compliance and performance.
•

Ensure that Company has adopted a code of conduct for the company’s principal executive officer, senior financial officers and all employees. Review the Company Code of Conduct annually and approve amendments by a simple majority of the Board of Directors.

Material Transactions

•

Review and approve any material transactions outside of the corporate budget, including but not limited to long term contracts, licenses or obligations which will outlive an individual's relationship with the Company.

Whistleblower Mechanism

•

Adopt and review annually a mechanism through which employees and others can directly and anonymously contact the Board with concerns about conduct which the employee reasonably believes constitutes fraud or some other violation of law.  The mechanism must include procedures for responding to, and keeping of records of, any such expressions of concern.

BOARD STRUCTURE AND FUNCTION

Composition of the Board of Directors

•	Ensure that the majority of Directors are “independent” as defined by the Company's governing regulatory bodies.

Annual Disclosure of Directors

•	Publicly disclose conclusions as to the independence of the directors as defined by the Company's governing regulatory bodies.

Nominating and Assessing Directors

•	Nominate new board members as required and assess current directors’ performances.
•	Review promptly the continued Board membership of any director whose employment or professional status has materially changed.

Position of Chairman of the Board

•	Ensure the Chairman of the Board is an independent director.

Board Evaluation

•	Review and assess its own performance in fulfilling its duties outlined in this charter and any other duties charged to the Board, including the performance of individual directors.

Examination of Size of Board

•	Annually review the size of the Board and the impact of that size on the effectiveness of the Board.

•	Consider whether it is appropriate to reduce or increase the size of the Board.

Compensation of Directors

•	Annually review the adequacy and form of all compensation paid to Directors.
•	Consider that compensation should reflect responsibilities and risk.

Composition of Board Committees

•	Consider that Board committees should generally consist of independent directors with the exception of the Disclosure and AIM Compliance Committee and the Officers’ Risk Management Committee.
•	Ensure that the directors on the Audit and Compensation Human Resources and Governance Committees are independent and unrelated directors.
•	Ensure that the majority of directors on the Reserves Health Safety and Social Responsibility Committee are independent and that the Chairperson of that Committee is independent.
•	Review the independence of all directors with respect to various regulatory requirements and ability to serve on any Committee.

Audit Committee

•

Assign general responsibility to the Audit Committee to oversee (1) the integrity of the Company’s financial statements and its financial reporting and disclosure practices, (2) the soundness of the Company’s systems of internal controls regarding finance and accounting compliance, and (3) the appointment, compensation, independence and performance of the Company’s auditors.

•	Ensure that all committee members are independent.
•	Review the Audit Committee Charter annually and, when necessary, suggest changes to its Charter, to be ratified by the entire Board.
•	Nominate a financial expert (as defined by the SEC) to the Board of Directors and appoint to the Audit Committee.
•	Review and consider a presentation by the Officers’ Risk Committee twice per annum.

Reserves, Health, Safety, Environment and Social Responsibility Committee

•

Assign general responsibility to the Reserves, Health, Safety, Environment and Social Responsibility Committee to oversee (1) the integrity of the oil and gas reserves of the Company, (2) compliance by the Company with legal and regulatory requirements related to reserves, and (3) qualifications, independence and performance of the Company’s independent Reserves evaluators, and performance of the Company’s procedures for providing information to the independent Reserves evaluator.

•

Assign general responsibility to the Health, Safety, Environment, and Social Responsibility Committee to oversee the development and implementation of an effective HSES management system to ensure that the Company’s activities are planned and executed in a safe and responsible manner.

•	Engage or authorize investigations into any matters within the scope of its responsibilities.
•	Review the Reserves, Health, Safety, Environment and Social Responsibility Charter annually and when necessary, suggest changes to its Charter, to be ratified by the entire Board.

Compensation, Human Resources and Governance Committee

•

Assign general responsibility for senior executive compensation to the Compensation, Human Resources and Governance Committee, including a review of compensation and performance in relation to Corporate Objectives.

•	Engage as considered necessary a third party compensation consultant to assist in the review of executive and board compensation.
•	Produce or approve annually a report on executive compensation for inclusion in Company’s annual management information circular.
•	Review the Compensation, Human Resources and Governance Committee Charter annually and, when necessary, suggest changes to its Charter, to be endorsed by the entire Board.
•	Review annually the Company's long term incentive plans and the incentive stock option plan.
•	Approve all grants under the Company's stock-based long-term incentive compensation plans.
•	Assign general responsibility for governance to the Compensation Human Resources and Governance Committee.
•	Identify new individuals qualified to become Board of Directors members.
•	Provide a list of Board of Directors nominees for each annual meeting.
•	Ensure that the Board of Directors Committees adhere to their respective charters.
•	Reviewing on an annual basis the corporate governance policies and procedures of the Company, and
•	Ensure appropriate orientation for new directors.

Officers’ Risk Committee

•	Semi-annually conduct and review an assessment of the risks affecting the Company (“Corporate Risk Profile”).
•	Review annually the Charter of the Officers’ Risk Committee and when necessary, suggest changes to its Charter, to be ratified by the entire Board.
•

Assign general responsibility to the Officers’ Risk Committee to monitor and manage business risk including (a) annually coordinating the development of an assessment of the risks affecting the company (b) annually overseeing a review and evaluation of the Corporate Risk Profile, (c) develop action plans to address critical risks as needed, (d) monitor emerging risks to the Company and (e) communicate material findings, recommendations and any related action plans to the Audit Committee and Board of Directors as appropriate.

Disclosure and AIM Compliance Committee

•

Assign general responsibility to the Disclosure and AIM Compliance Committee to monitor and ensure that i) all directors, management and employees of the Company area at all times fully aware of their obligations under the AIM Rules for Companies and AIM Note for Mining, Oil and Gas Companies, the EU Market Abuse Regulation as well as the disclosure rules and regulations of the Toronto Stock Exchange and the disclosure rules and regulations of the Nasdaq Stock Exchange, ii) achieve the objective of ensuring that communications and disclosure to the public about the Company are informative, timely, factual, balanced and accurate and are broadly disseminated in accordance with all applicable legal and regulatory requirements; (iii) ensure that the directors, management and employees of the Company are at all times fully aware of the Company's approach to disclosure; and (iv) monitor compliance with the Company's Disclosure Policy, Share Dealing and Insider Trading Policy and AIM Compliance Code (collectively, the "Policies").

•	The chairman of the Committee will report formally to the Board on its proceedings at least twice annually on all matters within its duties and responsibilities.

Outside Advisors for Directors

•	Ensure that individual directors are permitted to engage outside advisors at the Company’s expense.

General

•	Perform such other functions as prescribed by law and in the Company’s By-laws.

Amendments to Charter of Director Governance and Expectations

•	Annually review this Charter and propose amendments to be ratified by a simple majority of the Board of Directors.

Schedule B

BY-LAW NUMBER 2

Transglobe energy corporation

(Adopted by the Board of Directors on March 11, 2014, amended on March 10, 2015 and amended with immediate effect on May [ٓ•], 2020 )

ARTICLE 1
NOMINATION OF DIRECTORS

Section 1.1  Eligibility for Election

Only persons who are nominated in accordance with the procedures set out in this Article 1 shall be eligible for election as directors to the board of directors (the "Board") of TransGlobe Energy Corporation (the "Corporation"). Nominations of persons for election to the Board may only be made at an annual meeting of shareholders, or at a special meeting of shareholders called for any purpose which includes the election of directors to the Board, as follows:

(a)	by or at the direction of the Board or an authorized officer of the Corporation, including pursuant to a notice of meeting;
(b)

by or at the direction or request of one or more shareholders pursuant to a proposal made in accordance with the provisions of Section 136(1) of the Business Corporations Act (Alberta) (the "Act") or a requisition of shareholders made in accordance with the provisions of Section 142(1) the Act; or

(c)	by any person entitled to vote at such meeting (a "Nominating Shareholder"), who:
(i)

is, at the close of business on the date of giving notice provided for in Section 1.3 below and at the close of business on the record date for notice of such meeting, is entered in the securities register of the Corporation as a holder of one or more shares carrying the right to vote at such meeting or who beneficially owns shares that are entitled to be voted at such meeting and provides evidence of such beneficial ownership to the Corporation; and

(ii)	has given timely notice in proper written form as set forth in this Article 1.

Section 1.2  Nominations for Election

For the avoidance of doubt, the foregoing Section 1.1 shall be the exclusive means for any person to bring nominations for election to the Board before any annual or special meeting of shareholders of the Corporation.

Section 1.3  Notice of Nomination

For a nomination made by a Nominating Shareholder to be timely notice (a "Timely Notice"), the Nominating Shareholder's notice must be received by the Corporate Secretary of the Corporation at the principal executive offices of the Corporation:

(a)

in the case of an annual meeting of shareholders, not later than the close of business on the 30th day before the date of the meeting; provided, however, if the first public announcement made by the Corporation of the date of the annual meeting is less than 50 days prior to the meeting date, not later than the close of business on the 10th day following the day on which the first public announcement of the date of such annual meeting is made by the Corporation; and

(b)

in the case of a special meeting (which is not also an annual meeting) of shareholders called for any purpose which includes the election of directors to the Board, not later than the close of business on the 15th day following the day on which the first public announcement of the date of the special meeting is made by the Corporation, provided that, in either instance, if notice-and-access (as defined in applicable securities laws) is used for delivery of proxy related materials in respect of a meeting described in paragraph (a) or (b) above, and the notice date in respect of the meeting is not less than 50 days prior to the meeting date, the notice must be received not later than the close of business on the 40th day before the date of the meeting.

Section 1.4  Adjournments or Postponements

The time periods for giving of a Timely Notice shall in all cases be determined based on the date of the annual meeting or the first public announcement of the annual or special meeting, as applicable, or to the extent the applicable annual meeting or special meeting of shareholders is adjourned or postponed, the time period for giving of a Timely Notice shall be be determined based on the new adjourned or postponed date of the annual meeting or special meeting, as applicable, and not based on the original date of such meeting.

Section 1.5  Written Form of Nomination

To be in proper written form, a Nominating Shareholder's notice to the Corporate Secretary must comply with all the provisions of this Section 1.5 and:

(a)	disclose or include, as applicable, as to each person whom the Nominating Shareholder proposes to nominate for election as a director (a "Proposed Nominee"):
(i)	such Proposed Nominee's name, age, business and residential address, principal occupation or employment for the past five years, status as a "resident Canadian" (as such term is defined in the Act);
(ii)

such Proposed Nominee's direct or indirect beneficial ownership in, or control or direction over, any class or series of securities of the Corporation, including the number or principal amount and the date (s) on which such securities were acquired;

(iii)

any relationships, agreements or arrangements, including financial, compensation and indemnity related relationships, agreements or arrangements, between the Proposed Nominee or any affiliates or associates of, or any person or entity acting jointly or in concert with the Proposed Nominee and the Nominating Shareholder; and

(iv)

any other information that would be required to be disclosed in a dissident proxy circular or other filings required to be made in connection with the solicitation of proxies for election of directors pursuant to the Act or applicable securities law;

(b)	disclose or include, as applicable, as to each Nominating Shareholder giving the notice and each beneficial owner, if any, on whose behalf the nomination is made:
(i)

the Nominating Shareholder's name, business and residential address, direct or indirect beneficial ownership in, or control or direction over, any class or series of securities of the Corporation, including the number or principal amount and the date(s) on which such securities were acquired;

(ii)

such Nominating Shareholder's interests in, or rights or obligations associated with, an agreement, arrangement or understanding, the purpose or effect of which is to alter, directly or indirectly, the person's economic interest in a security of the Corporation or the person's economic exposure to the Corporation;

(iii)

any proxy, contract, arrangement, agreement or understanding pursuant to which such person, or any of its affiliates or associates, or any person acting jointly or in concert with such person, has any interests, rights or obligations relating to the voting of any securities of the Corporation or the nomination of directors to the Board;

(iv)	any direct or indirect interest of such person in any contract with the Corporation or with any of the Corporation's affiliates or principal competitors;
(v)	a representation that the Nominating Shareholder is a holder of record of securities of the Corporation, or a beneficial owner, entitled to vote at such meeting;
(vi)

a representation as to whether such person intends to deliver a proxy circular and/or form of proxy to any shareholder of the Corporation in connection with such nomination or otherwise solicit proxies or votes from shareholders of the Corporation in support of such nomination; and

(vii)

any other information relating to such person that would be required to be included in a dissident proxy circular or other filings required to be made in connection with solicitations of proxies for election of directors pursuant to the Act or as required by applicable securities law; and

(c)

be accompanied by a questionnaire and representation as required by Section 1.6 below, duly completed and signed, and a written consent duly signed by each Proposed Nominee to being named as a nominee and to serve as a director of the Corporation, if elected.

Section 1.6  Questionnaire

A completed questionnaire as required by Section 1.5(c) shall be in the form provided by the Corporate Secretary of the Corporation (upon written request of the Nominating Shareholder), and shall include:

(a)	information regarding the background, independence and qualification of each Proposed Nominee and the background of each Nominating Shareholder; and
(b)

a written representation (in the form provided by the Corporate Secretary of the Corporation upon written request of the Nominating Shareholder) confirming, among other things, that such Proposed Nominee is not a party to any agreement, arrangement or understanding with, or has not given any commitment or assurance to, any person, as to how such person, if elected as a director of the Corporation, will act or vote on any issue or question, or with respect to any direct or indirect compensation, reimbursement or indemnification in connection with service or action as a director of the Corporation, that has not been disclosed to the Corporation.

Section 1.7  Information in Timely Notice

All information to be provided in a Timely Notice pursuant to this Article 1 shall be provided as of the date of such notice. If requested by the Corporation, the Nominating Shareholder shall update such information forthwith so that it is true and correct in all material respects as of the date that is ten (10) business days prior to the date of the meeting, or any adjournment or postponement thereof.

Section 1.8  Additional Information

If requested by the Corporation, a Proposed Nominee shall furnish any other information as may reasonably be required by the Act, applicable securities laws and applicable stock exchange rules to determine the eligibility of such Proposed Nominee to serve as a director of the Corporation or a member of any committee of the Board, with respect to independence or any other relevant criteria for eligibility.

Section 1.9  Delivery of Timely Notice and Additional Information

Any notice, or other document or information required to be given to the Corporate Secretary of the Corporation pursuant to this Article 1 may only be given by personal delivery, facsimile transmission or by email (at such email address as may be stipulated from time to time by the Corporate Secretary for purposes of this notice), and shall be deemed to have been given and made only at the time it is served by personal delivery to the Corporate Secretary at the address of the principal executive offices of the Corporation, email (at the address as aforesaid) or sent by facsimile transmission (provided that receipt of confirmation of such transmission has been received); provided that if such delivery or electronic communication is made on a day which is a not a business day or later than 5:00 p.m. (Calgary time) on a day which is a business day, then such delivery or electronic communication shall be deemed to have been made on the next following day that is a business day.

Section 1.10  Additional Matters

(1)

The chair of any meeting of shareholders of the Corporation shall have the power to determine whether any proposed nomination is made in accordance with the provisions of this Article 1, and if any proposed nomination is not in compliance with such provisions, may declare that such defective nomination shall not be considered at any meeting of shareholders, it being understood that in exercising such power, the chair shall balance (i) the rights of shareholders under the Act to nominate individuals for election to the board and (ii) the need to facilitate an orderly and efficient annual or special meeting process and ensure that all shareholders receive adequate notice of director nominations with sufficient information with respect to all nominees.

(2)	The Board may, in its sole discretion, waive any requirement of this Article 1.
(3)

For the purposes of this Article 1, "public announcement" means disclosure in a news release disseminated by the Corporation through a national news service in Canada, or in a document filed by the Corporation for public access under its profile on the System of Electronic Document Analysis and Retrieval at www.sedar.com.

(4)

This Article 1 is subject to, and should be read in conjunction with, the Act and the articles of the Corporation. If there is any conflict or inconsistency between any provision of the Act or the articles and any provision of this Article 1, the provision of the Act or the articles will govern.

(5)	This by-law shall be interpreted and enforced in accordance with the laws of the Province of Alberta and the federal laws of Canada applicable in that province.

ARTICLE 2
ANNUAL OR SPECIAL MEETINGS OF SHAREHOLDERS

Section 2.1 Business to be Discussed

No business may be transacted at an annual or special meeting of shareholders other than business that is either: (i) specified in the Corporation's notice of meeting (or any supplement thereto) given by or at the direction of the Board; (ii) otherwise properly brought before the meeting by or at the direction of the Board; or (iii) otherwise properly brought before the meeting by any shareholder of the Corporation who complies with the proposal procedures set forth in Section 2.2 below.

Section 2.2 New Business

For business to be properly brought before a meeting by a shareholder of the Corporation, such shareholder must submit a proposal to the Corporation for inclusion in the Corporation's management proxy circular in accordance with the requirements of the Act; provided that any proposal that includes nominations for the election of directors shall also comply with the requirements of Article 1.

This by-law (as amended) was approved and adopted by the Board on May 13, 2020.

Randall C. Neely

President and Chief Executive Officer

This by-law (as amended) was confirmed by ordinary resolution of the shareholders on May 13, 2020.

Randall C. Neely

President and Chief Executive Officer

Schedule C

Performance Share Unit Plan

On May 20, 2014, the Board adopted a PSU Plan in order to enhance the link between compensation and long-term shareholder value creation.  Under this plan design, the interests of the NEOs are aligned with the interests of shareholders by tying the vesting of PSUs to relative TSR, which measures the appreciation of the Common Shares as well as dividends paid over a three year period.

The PSU Plan is administered by the CHR&G Committee. All employees of the Company and its related entities are eligible to participate in the PSU Plan ("PSU Participants").  The number of PSUs to be credited to a PSU Participant's account is determined by dividing: (a) the dollar amount of the portion of the PSU Participant's compensation to be paid as PSUs by (b) the five day weighted average trading price of the Common Shares on the TSX (or such stock exchange on which the Common Shares may be listed) immediately preceding the award date.

In the event of a Change of Control (as defined in the PSU Plan), the Board will undertake to negotiate with an acquirer a "rollover" of unvested PSUs into securities of like-securities of the acquirer on the principle that the vesting, performance conditions, and economic value of the replacement units will be the same as the existing units under the TransGlobe plan. On a Change of Control where TransGlobe remains a publicly traded issuer, the unvested PSUs will continue to vest in accordance with the terms and conditions of the PSU Plan. PSUs granted under the PSU Plan are non-transferable and non-assignable. The CHR&G Committee may amend, suspend or terminate the PSU Plan without notice or shareholder approval, subject to applicable law and provisions of the PSU Plan.

If a PSU Participant's employment or service as an employee of the Company or related entity is terminated for cause or the PSU Participant resigns, then any PSUs credited to the PSU Participant under the PSU Plan which have not vested on or before the separation date (as defined in the PSU Plan) for the PSU Participant are forfeited and cancelled effective on the separation date and will terminate without payment.

The payment amount in respect of the PSU Participant's vested PSUs shall be paid by the earlier of (i) the sixtieth (60th) day after the separation date, and (ii) the final payment date (as defined in the PSU Plan). In the event a PSU Participant takes a leave of absence, other than an approved leave of absence, all PSUs granted to the PSU Participant that have not then vested shall terminate and be null and void, subject to the Board's sole and absolute discretion to determine otherwise and applicable law.

In the event of the approved retirement (as defined in the PSU Plan) of any PSU Participant who is not a U.S. Taxpayer, at the sole discretion of the Compensation and Human Resources Committee: (i) the PSU Participant shall continue to be a PSU Participant; or (ii) any PSUs granted to the PSU Participant under the PSU Plan which, as of the date of their approved retirement have not yet vested, shall remain outstanding and be performance measured and paid in accordance with the PSU Plan. Upon the approved retirement of any PSU Participant that is a U.S. Taxpayer any PSUs credited to the PSU Participant which have not become payable on or before the separation date for the PSU Participant are forfeited and cancelled effective on the separation date and shall terminate without payment.

Upon the death of a Participant, all PSUs granted to the PSU Participant under the PSU Plan which, as of the date of the death of the PSU Participant, have not vested shall immediately vest and, for such purpose, the vesting percentage will be calculated based on the most recently completed fiscal quarters or years since the award date.  The valuation date will be the last day of the most recently completed fiscal quarter of the Company and payment shall be made on the earlier of (i) the sixtieth (60th) day after the death of the PSU Participant, and (ii) the final payment date (as defined under the PSU Plan).

Schedule D

Restricted Share Unit Plan

On May 20, 2014, the Board adopted a RSU Plan in order to enhance the link between compensation and long-term shareholder value creation.  Under this plan design, the interests of the NEOs are aligned with the interests of shareholders by tying the vesting of RSUs to relative TSR, which measures the appreciation of the Common Shares as well as dividends paid over a three year period.

The RSU Plan is administered by the CHR&G Committee. All employees of the Company and its related entities are eligible to participate in the RSU Plan ("RSU Participants").  The number of RSUs to be credited to a RSU Participant's account is determined by dividing: (a) the dollar amount of the portion of the RSU Participant's compensation to be paid as RSUs by (b) the five-day weighted average trading price of the Common Shares on the TSX (or such stock exchange on which the Common Shares may be listed) immediately preceding the award date.

In the event of a Change of Control (as defined in the RSU Plan), the Board will undertake to negotiate with an acquirer a "rollover" of unvested RSUs into securities of like-securities of the acquirer on the principle that the vesting, performance conditions, and economic value of the replacement units will be the same as the existing units under the TransGlobe RSU plan. On a Change of Control where TransGlobe remains a publicly traded issuer, the unvested RSUs will continue to vest in accordance with the terms and conditions of the RSU Plan. RSUs granted under the RSU Plan are non-transferable and non-assignable. The CHR&G Committee may amend, suspend or terminate the RSU Plan without notice or shareholder approval, subject to applicable law and provisions of the RSU Plan.

If a RSU Participant's employment or service as an employee of the Company or related entity is terminated for cause or the RSU Participant resigns, then any RSUs credited to the RSU Participant under the RSU Plan which have not vested on or before the separation date (as defined in the RSU Plan) for the RSU Participant are forfeited and cancelled effective on the separation date and will terminate without payment.

The payment amount in respect of the RSU Participant's vested RSUs shall be paid by the earlier of (i) the sixtieth (60th) day after the separation date, and (ii) the final payment date (as defined in the RSU Plan). In the event a RSU Participant takes a leave of absence, other than an approved leave of absence, all RSUs granted to the RSU Participant that have not then vested shall terminate and be null and void, subject to the Board's sole and absolute discretion to determine otherwise and applicable law.

In the event of the approved retirement (as defined in the RSU Plan) of any RSU Participant who is not a U.S. Taxpayer, at the sole discretion of the Compensation and Human Resources Committee: (i) the RSU Participant shall continue to be a RSU Participant; or (ii) any RSUs granted to the RSU Participant under the RSU Plan which, as of the date of their approved retirement have not yet vested, shall remain outstanding and be performance measured and paid in accordance with the RSU Plan. Upon the approved retirement of any RSU Participant that is a U.S. Taxpayer any RSUs credited to the RSU Participant which have not become payable on or before the separation date for the RSU Participant are forfeited and cancelled effective on the separation date and shall terminate without payment.

Upon the death of a Participant, all RSUs granted to the RSU Participant under the RSU Plan which, as of the date of the death of the RSU Participant, have not vested shall immediately vest and the Distribution Date in respect the deceased RSUs shall be prior to the Final Payment Date.

Schedule E

Option Plan

Eligibility

The Company has an Option Plan that permits the granting of Options to purchase Common Shares to all Officers and other employees, ("Participants") of the Company or a Related Entity (as defined in the Option Plan) of the Company. The Option Plan is intended to afford Officers and other employees of TransGlobe an opportunity to acquire Common Shares of the Company in order to enable them to participate in the long-term success of the Company and to promote greater alignment of their interests with the interests of the Company's shareholders. The Option Plan is administered by the Board of Directors of the Company.

Limits

The Option Plan limits the number of Common Shares that may be issued pursuant to the exercise of Options awarded under such plan. Those limitations are as follows:

•

The number of Common Shares that may be issued pursuant to the exercise of Options awarded under the Option Plan and all other security based compensation arrangements of the Company is 10% of the Common Shares outstanding from time to time.

•

The number of Common Shares reserved for issuance to any one individual under the Option Plan, together with all other security based compensation arrangements of the Company, shall not exceed 5% of the outstanding Common Shares.

•

The number of Common Shares reserved for issuance to insiders, at any time, under all security based compensation arrangements of the Company, shall not exceed 10% of the outstanding Common Shares, and the number of Common Shares issued to insiders, within any one year period, under all security based compensation arrangements of the Company, shall not exceed 10% of the outstanding Common Shares.

•

Lastly, the number of Common Shares reserved for issuance to any one Insider under the Option Plan, and all other security based compensation arrangements of the Company, shall not exceed 5% of the outstanding Common Shares.

The Company has no other security based compensation arrangements in effect as at the date of this Information Circular. See "Compensation and Discuss Analysis - Securities Authorized for Issuance under Equity Compensation Plans".

In determining the number of Common Shares issued within one (1) year, the number of Common Shares is determined on the basis of the number of Common Shares that are outstanding immediately prior to the Common Share issuance, excluding Common Shares issued pursuant to the Company's security based compensation arrangements, over the preceding one (1) year period.

Exercise price

The price per share at which Common Shares may be purchased under an Option (the "Option Price"), is fixed by the Board of Directors at the time a grant of an Option is approved by the Board of Directors and shall be not less than the five day volume weighted average trading price of the Common Shares on the TSX (or such stock exchange on which the Common Shares may be listed) (the "Fair Market Value") as of the date determined by the Board of Directors, or if no such determination has been made, then as of the effective date of a grant of an Option.

The Option Price, and number of Common Shares issuable under awarded Options, are subject to customary adjustments determined  by the Board of Directors, and, if applicable, subject to TSX approval, in the case of dilutive events related to subdivisions, consolidations, stock dividends, capital reorganizations, reclassifications, exchanges, or other changes with respect to the Common Shares, or a consolidation, amalgamation, merger, spin-off, sale, lease or exchange of all or substantially all of the property of the Company or other distribution of the Company's assets to Shareholders.

Vesting

The vesting of Options granted under the Option Plan is determined by the Board of Directors of Directors at the time of grant, in its sole discretion. To the extent awarded Options are determined to vest on the basis of time, then no such Options shall vest prior to the first anniversary of the date of grant except as otherwise provided by the Option Plan.

The Option Plan provides that the vesting of Options will accelerate in the case of a Change of Control (as defined in the Option Plan) provided certain terminating events, or double triggers, occur.

Termination by the Company

In the event that the employment of the Participant as an employee of the Company or of a Related Entity (as defined in the Option Plan) is terminated by the Company or the Related Entity in circumstances where such termination occurs: (i) subsequent to a Change of Control and during the Change of Control Period (as defined in the Option Plan); or (ii) after the Company has a signed written agreement for a transaction which, if completed, would result in a Change of Control and prior to the date on which a Change of Control for such transaction occurs; and (iii) such termination was for any reason whatsoever other than death or termination for Cause, then, the unvested Options held by a Participant shall immediately vest and may be exercised at any time within 30 days of the date the Participant's employment was terminated by the Company or the Related Entity.

Resignation for Good Reason

In the event that the employment of the Participant as an employee of the Company or of a Related Entity is terminated by the Participant for Good Reason (as defined in the Option Plan) where such termination occurs subsequent to a Change of Control and during the Change of Control Period, then, the Options held by a Participant shall immediately vest and may be exercised at any time within 30 days of the date the Participant ceased to be an employee.

Except in the limited circumstances described below, the Board of Directors has no authority to accelerate the vesting of Options under the Option Plan. The Board of Directors may, in connection with a Change of Control accelerate the vesting of any or all outstanding Options to provide that such outstanding Options shall be fully vested upon (or immediately prior to) the completion of the transaction resulting in the Change of Control if: (i) the required steps, as determined by the Board of Directors in its discretion, are not being taken in connection with such Change of Control to cause the conversion or exchange or replacement of any outstanding Options into or for rights or other securities of substantially equivalent value (or greater value), as determined by the Board of Directors in its discretion, in any entity participating in or resulting from a Change of Control; or (ii) the Company has entered into an agreement relating to a transaction which, if completed, would result in a Change of Control and the counterparty or counterparties to such agreement require that all outstanding Options will be either (a) exercised immediately before the effective time of such transaction, or (b) terminated on or after the effective time of such transaction.

Term

The maximum term of an Option is five years from the date of grant of the Option or such shorter period of time as the Board of Directors may determine and specify in connection with the grant of the Option. If the expiry date of any Option falls within any Blackout Period (as defined in the Option Plan), then the expiry date of such options shall be extended to the tenth (10th) Business Day (any day other than a Saturday or Sunday on which the TSX is open for trading) following the date that any Blackout Period ends.

Termination

General: Termination and Resignation

Except as described below, if a Participant's employment with the Company or the Related Entity is terminated, or the Participant resigns from employment with the Company or a Related Entity, then any Options granted to the Participant under the Plan which:

•	have not yet vested or been deemed to be vested on or before the Separation Date for the Participant are forfeited and cancelled effective on the date the Participant ceased to be an employee; and
•

have vested or been deemed to be vested on or before the date the Participant ceased to be an employee for the Participant shall continue to be exercisable at any time within thirty (30) days of such termination or resignation.

Termination for Cause

If a Participant's employment with the Company or the Related Entity is terminated for Cause, then any Options granted to the Participant under the Option Plan (whether vested or not) shall be forfeited and cancelled effective on the date the Participant ceased to be an employee and shall terminate without payment and shall be of no further force or effect from and after such date.

Leave of Absence

In the event a Participant takes a leave of absence other than an Approved Leave of Absence (as defined in the Option Plan): (i) all Options granted to the Participant under the Plan that have not then vested shall terminate and be null and void as of the first day of the Participant's leave of absence, subject to applicable law and the Board of Directors' sole and absolute discretion to determine otherwise; and (ii) all Options granted to the Participant under the Plan that have then vested shall terminate and be null and void as of the 30th day following the Participant's first day of their leave of absence.

Approved Leave of Absence

In the event a Participant takes an Approved Leave of Absence (as defined in the Option Plan) (other than an Approved Leave of Absence caused by Long-Term Disability), then the Options granted to such Participant will continue to vest and be exercisable as they would have if the Participant was not on an Approved Leave of Absence.

Approved Retirement and Long-Term Disability

Upon the Approved Retirement (as defined in the Option Plan) or commencement of an Approved Leave of Absence caused by Long-Term Disability (as defined in the Option Plan) of any Participant, all Options held by such Participant shall continue to vest and be exercisable by the Participant until the expiry of the Options, following which time such Options shall terminate.

Death

Subject to any express resolution passed by the Board of Directors, upon the death of a Participant, any Options granted to the Participant under the Plan which as of the date of the death of a Participant had vested shall continue to be exercisable by the legal representative of the Participant until the earlier of (i) the date that is six (6) months following the death of the Participant, and (ii) the expiration date of such Options, following which time such Options shall terminate.

Assignment

Except by operation of law (including normal estate settlement purposes), Options are non-transferable and non-assignable by the holders.

Amendments

Without the prior approval of the shareholders, as may be required by the TSX, the Board of Directors may not: (i) make any amendment to the Option Plan to increase the percentage of Common Shares issuable on exercise of outstanding Options as set out above; (ii) reduce the exercise price of any outstanding Options or cancel and simultaneously therewith or within six months thereafter reissue Options or other entitlements in replacement of such cancelled options; (iii) except in the case of Blackout Periods, extend the term of any outstanding Option beyond the original expiry date of such Option; (iv) make amendments to eligible Participants that may permit the introduction or reintroduction of non-employee directors of the Board of Directors on a discretionary basis; (v) make any amendments to increase the maximum limit on the number of Common Shares that may be reserved for issuance and are issued to insiders to greater than the designated thresholds set above within the designated time periods set above; (vi) make any amendment to the Option Plan that would permit a Participant to transfer or assign Options to a new beneficial Participant other than for normal estate settlement purposes; or (vii) make any amendment to the provisions of the Option Plan relating to amendments described above.

No financial assistance; Cashless Exercise

Except as described below, the Option Plan does not authorize the Company to provide Participants with any financial assistance in connection with the exercise of Options. Where a Participant proposes to purchase Common Shares pursuant to Options granted under the Option Plan, the Participant or, if applicable, the Participant's legal personal representative, may instead notify the Company in writing that the Participant or, if applicable, the Participant's legal personal representative, elects to dispose of some or all of the Options to the Company (the "Cancelled Options"), in which event the Company shall pay to the Participant or, if applicable, the Participant's legal personal representative, in respect of the Cancelled Options compensation equal to the difference between the Fair Market Value of the Common Shares on the date on which such election is received by the Company and the applicable Option Price. Upon such payment being made, all such Options shall be cancelled. The Board of Directors may decline to permit the acquisition of such Options.

Unallocated Options

The policies of the TSX require that the unallocated Options under the Option Plan be approved every three years by the Shareholders of TransGlobe. The unallocated Options under the Option Plan were last approved by the Shareholders at the Company's annual and special meeting held on May 10, 2019.